LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

CONTENTS

Consolidated Statements of Financial Position
Consolidated Statements of Income by Function
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows - Direct Method
Notes to the Consolidated Financial Statements

CLP    -    CHILEAN PESO
UF    -    CHILEAN UNIDAD DE FOMENTO
ARS    -    ARGENTINE PESO
US$    -    UNITED STATES DOLLAR
THUS$    -    THOUSANDS OF UNITED STATES DOLLARS
MUS$    -    MILLIONS OF UNITED STATES DOLLARS
COP    -    COLOMBIAN PESO
BRL/R$    -    BRAZILIAN REAL
THR$        -     THOUSANDS OF BRAZILIAN REAL

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes      Page

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$

Current Assets
Cash and cash equivalents	6 - 7	1,714,761	1,216,675
Other financial assets	7 - 11	174,819	503,515
Other non-financial assets	12	185,264	191,364
Trade and other accounts receivable	7 - 8	1,385,910	1,008,109
Accounts receivable from related entities	7 - 9	28	19,523
Inventories	10	592,880	477,789
Current tax assets	17	47,030	33,033
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,100,692	3,450,008
Non-current assets (or disposal groups) classified as held for sale	13	102,670	86,416

Total current assets		4,203,362	3,536,424

Non-current assets
Other financial assets	7 - 11	34,485	15,517
Other non-financial assets	12	168,621	148,378
Accounts receivable	7 - 8	12,949	12,743
Intangible assets other than goodwill	15	1,151,986	1,080,386
Property, plant and equipment	16	9,091,130	8,411,661
Deferred tax assets	17	4,782	5,915
Total non-current assets		10,463,953	9,674,600
Total assets		14,667,315	13,211,024

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$

Current liabilities
Other financial liabilities	7 - 18	596,063	802,841
Trade and other accounts payables	7 - 19	1,765,279	1,627,992
Accounts payable to related entities	7 - 9	7,444	12
Other provisions	20	15,072	14,573
Current tax liabilities	17	2,371	1,026
Other non-financial liabilities	21	3,301,906	2,642,251
Total current liabilities		5,688,135	5,088,695

Non-current liabilities
Other financial liabilities	7 - 18	6,341,669	5,979,039
Accounts payable	7 - 23	418,587	326,284
Other provisions	20	926,736	927,964
Deferred tax liabilities	17	382,359	344,625
Employee benefits	22	122,618	93,488
Other non-financial liabilities	21	348,936	420,208
Total non-current liabilities		8,540,905	8,091,608
Total liabilities		14,229,040	13,180,303

EQUITY
Share capital	24	5,003,534	13,298,486
Retained earnings/(losses)	24	464,411	(7,501,896)
Treasury Shares	24	—	(178)
Other equity	24	39	39
Other reserves	24	(5,017,682)	(5,754,173)
Parent’s ownership interest		450,302	42,278
Non-controlling interest	14	(12,027)	(11,557)
Total equity		438,275	30,721
Total liabilities and equity		14,667,315	13,211,024

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2023	2022
		ThUS$	ThUS$

Revenue	5 - 25	11,640,541	9,362,521
Cost of sales	26	(8,816,590)	(8,103,483)
Gross margin		2,823,951	1,259,038

Other income	27	148,641	154,286
Distribution costs	26	(587,272)	(426,599)
Administrative expenses	26	(683,311)	(576,429)
Other expenses	26	(532,801)	(531,575)
Gains/(losses) from restructuring activities	26	—	1,679,934
Other gains/(losses)	26	(91,043)	(347,077)
Income (loss) from operation activities		1,078,165	1,211,578

Financial income	26	125,356	1,052,295
Financial costs	26	(698,231)	(942,403)
Foreign exchange gains/(losses)		85,891	25,993
Result of indexation units		5,311	(1,412)
Income (loss) before taxes		596,492	1,346,051
Income tax (expense)/benefits	17	(14,942)	(8,914)

NET INCOME (LOSS) FOR THE YEAR		581,550	1,337,137

Income (loss) attributable to owners of the parent		581,831	1,339,210
Income (loss) attributable to non-controlling interest	14	(281)	(2,073)

Net Income (loss) for the year		581,550	1,337,137

EARNING (LOSS) PER SHARE
Basic earnings (loss) per share (US$)	29	0.000963	0.013861
Diluted earnings (loss) per share (US$)	29	0.000963	0.013592

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended at December 31,
	Note	2023	2022
		ThUS$	ThUS$

NET INCOME/(LOSS)		581,550	1,337,137
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive income (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(21,198)	(9,935)
Total other comprehensive (loss) that will not be reclassified to income before taxes		(21,198)	(9,935)
Components of other comprehensive income that will be reclassified to income before taxes

Currency translation differences Gains (losses) on currency translation, before tax		(12,423)	(32,563)
Other comprehensive loss, before taxes, currency translation differences		(12,423)	(32,563)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	(41,144)	52,017
Reclassification adjustment on cash flow hedges before tax	24	(26,568)	31,293
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	(11,112)	(8,143)
Other comprehensive income (losses), before taxes, cash flow hedges		(78,824)	75,167
Change in value of time value of options
Gains/(Losses) on change in value of time value of options before tax	24	25,751	(24,005)
Reclassification adjustments on change in value of time value of options before tax	24	28,818	19,946
Other comprehensive income, before taxes, changes in the time value of the options		54,569	(4,059)
Total other comprehensive income that will be reclassified to income before taxes		(36,678)	38,545
Other components of other comprehensive income (loss), before taxes		(57,876)	28,610
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	751	567
Income tax relating to other comprehensive income that will not be reclassified to income		751	567
Income tax relating to other comprehensive income (loss) that will be reclassified to income

Income tax related to cash flow hedges in other comprehensive income (loss)	17	3,604	(235)
Income taxes related to components of other comprehensive loss will be reclassified to income		3,604	(235)
Total Other comprehensive income (loss)		(53,521)	28,942
Total comprehensive income (loss)		528,029	1,366,079

Comprehensive income (loss) attributable to owners of the parent		515,687	1,367,315
Comprehensive income (loss) attributable to non-controlling interests		12,342	(1,236)
TOTAL COMPREHENSIVE INCOME (LOSS)		528,029	1,366,079

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	581,831	581,831	(281)	581,550
Other comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	—	(66,144)	12,623	(53,521)
Total comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	581,831	515,687	12,342	528,029
Transactions with shareholders
Dividends	25	—	—	—	—	—	—	—	—	—	—	(174,549)	(174,549)	—	(174,549)
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24-34	(8,294,952)	(17,401)	178	—	—	—	—	—	817,036	817,036	7,559,025	63,886	(12,812)	51,074
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	802,635	802,635	7,384,476	(107,663)	(12,812)	(120,475)
Closing balance as of December 31, 2023		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2022		3,146,265	—	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	1,339,210	1,339,210	(2,073)	1,337,137
Other comprehensive income		—	—	—	(33,401)	74,932	(4,059)	(9,367)	—	—	28,105	—	28,105	837	28,942
Total comprehensive income		—	—	—	(33,401)	74,932	(4,059)	(9,367)	—	—	28,105	1,339,210	1,367,315	(1,236)	1,366,079
Transactions with shareholders
Equity issue	24 -33	800,000	—	—	—	—	—	—	—	—	—	—	800,000	—	800,000
Increase for other contributions from the owners	24	—	9,250,229	—	—	—	—	—	—	(4,340,749)	(4,340,749)	—	4,909,480	—	4,909,480
Increase (decrease) through transfers and other changes, equity	24 -33	9,352,221	(9,250,190)	—	—	—	—	—	—	(80,000)	(80,000)	—	22,031	35	22,066
Total transactions with shareholders		10,152,221	39	—	—	—	—	—	—	(4,420,749)	(4,420,749)	—	5,731,511	35	5,731,546
Closing balance as of December 31, 2022		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2023	2022
		ThUS$	ThUS$

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		13,397,385	10,549,542
Other cash receipts from operating activities		169,692	117,118
Payments for operating activities
Payments to suppliers for the supply goods and services	34	(9,689,508)	(9,113,130)
Payments to and on behalf of employees		(1,304,696)	(1,039,336)
Other payments for operating activities		(270,580)	(272,823)
Income taxes (paid)		(18,379)	(14,314)
Other cash inflows (outflows)	34	(20,346)	(130,260)

Net cash (outflow) inflow from operating activities		2,263,568	96,797
Other cash receipts from sales of equity or debt instruments of other entities		—	417
Other payments to acquire equity or debt instruments of other entities		—	(331)
Amounts raised from sale of property, plant and equipment		46,524	56,377
Purchases of property, plant and equipment		(795,787)	(780,538)
Purchases of intangible assets		(68,052)	(50,116)
Interest received		98,552	18,934
Other cash inflows (outflows)	34	59,258	6,300

Net cash (outflow) inflow from investing activities		(659,505)	(748,957)
Cash flows inflow (out flow) from investing activities
Proceeds from the issuance of shares	34	—	549,038
Amounts from the issuance of other equity instruments	34	—	3,202,790
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	24	(23)	—
Amounts raised from long-term loans	34	—	2,361,875
Amounts raised from short-term loans	34	—	4,856,025
Loans from related entities	32	—	770,522
Loans repayments	34	(342,005)	(8,759,413)
Payments of lease liabilities	34	(225,358)	(131,917)
Payments of loans to related entities	34	—	(1,008,483)
Interest paid		(594,234)	(521,716)
Other cash (outflows) inflows	34	11,405	(463,766)
Net cash inflow (outflow) from financing activities		(1,150,215)	854,955
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		453,848	202,795
Effects of variation in the exchange rate on cash and cash equivalents		44,238	(32,955)
Net (decrease) increase in cash and cash equivalents		498,086	169,840
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,216,675	1,046,835
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	1,714,761	1,216,675

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. LATAM’s ADRs are currently trading in the United States of America on the OTC (Over-The-Counter) markets.
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of December 31, 2023, the Company's statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 45.81%, Banco de Chile on behalf of Non-Resident Third Parties with 11.94%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.

As of December 31, 2023, the Company had a total of 2,100 shareholders in its registry. At that date, approximately 0.01% of the Company's capital stock was in the form of ADRs.

During 2023, the Company had an average of 34,174 employees, ending this year with a total of 35,568 collaborator, distributed in 5,149 Administration employees, 17,655 in Operations, 8,688 Cabin Crew and 4,076 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As December 31, 2023			As December 31, 2022
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	0.0000	0.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0987	36.9013	100.0000	63.0901	36.9099	100.0000

(*)     As of December 31, 2023, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the year ended At December 31,
		As of December 31, 2023			As of December 31, 2022			2023	2022

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	487,236	1,835,537	(1,000,622)	392,232	1,727,968	(1,342,687)	7,514	(121,673)
Foreign	Latam Airlines Perú S.A.	334,481	285,645	48,836	335,773	281,178	54,595	(4,666)	(12,726)
93.383.000-4	Lan Cargo S.A.	391,430	189,019	202,411	394,378	212,094	182,284	22,677	(1,230)
76.717.244-3	Prime Cargo SpA.	912	—	912	—	—	—	—	—
Foreign	Connecta Corporation	64,054	6,790	57,264	78,905	22,334	56,571	693	14,814
Foreign	Prime Airport Services Inc. and Subsidiary (*)	19,435	17,241	2,194	25,118	24,305	813	1,380	1,838
96.951.280-7	Transporte Aéreo S.A.	280,117	151,066	129,051	283,166	177,109	106,057	24,871	(36,190)
96.631.520-2	Fast Air Almacenes de Carga S.A.	14,255	10,455	3,800	16,150	12,623	3,527	462	1,154
Foreign	Laser Cargo S.R.L.	—	1	(1)	—	3	(3)	—	—
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	—	—	—	35,991	15,334	20,656	—	(1,287)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	166,503	80,502	(71,744)	220,144	148,489	11,661	(5,345)	(11,901)
96.575.810-0	Inversiones Lan S.A. (*)	1,238	50	1,188	1,281	56	1,225	(36)	(14)
96.847.880-K	Technical Training LATAM S.A.	1,246	893	353	1,417	1,110	307	165	77
Foreign	Latam Finance Limited	114	208,621	(208,507)	3,011	211,517	(208,506)	(1)	169,582
Foreign	Professional Airline Services INC.	15,571	10,943	4,628	56,895	53,786	3,109	1,681	258
Foreign	Jarletul S.A.	16	1,101	(1,085)	16	1,109	(1,093)	8	(2)
Foreign	Latam Travel S.R.L.	92	—	92	92	5	87	5	154
76.262.894-5	Latam Travel Chile II S.A.	356	1,239	(883)	368	1,234	(866)	(16)	2
Foreign	Latam Travel S.A.	4,547	1,554	2,993	7,303	2,715	4,588	940	(6,187)
Foreign	TAM S.A. and Subsidiaries (*)	4,240,748	3,027,373	1,212,329	3,497,848	4,231,547	(733,699)	740,783	(69,932)

(*)    The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments (Liquidated in May 2023); and (3) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2022 and December 31, 2023, are detailed below:

(1)Incorporation or acquisition of companies

-On December 22, 2022, LATAM Airlines Group S.A. purchased of 1,390,468,967 preferred shares of Latam Travel S.A.;consequently, the shareholding composition of Latam Travel S.A. is as follows: Lan Pax Group S.A. with 5.69%, Inversora Cordillera S.A. with 0.30% and LATAM Airlines Group S.A. with 94.01%. These transactions were between LATAM Airlines Group entities and therefore did not generate any effects within the consolidated financial statements.

-On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. Aires S.A. through the contribution of made a capital increase where Holdco Colombia I SpA made a contribution through accounts receivable for ThUS$120,410, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On April 14, 2023, a capital reduction was carried out in Lan Argentina S.A. through the absorption of losses in the sum of ThUS$160,170. Consequently, there were no significant changes in the shareholding composition and therefore it did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 13 and 14, 2023, Inversiones Lan S.A. made a purchase of 923 shares from third parties, for an a total amount of ThUS$ 23, of the subsidiary Aerovías de Integración Regional S.A. Aires S.A., consequently, these transactions generated a decrease in the non-controlling interest, without generating significant effects on the Consolidated Financial Statements.

-On July 21, 2023, a capital increase was carried out in Latam Airlines Ecuador S.A through the contribution of accounts receivable held by Holdco Ecuador S.A for ThUS$3,100, consequently, there were no significant changes in the shareholding composition and Therefore, it did not generate any effect within the Consolidated Financial Statements.

-On July 28, 2023, Lan Cargo S.A purchased 1 share of Lan Cargo Overseas Limited from Inversiones Lan S.A. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 1, 2023, Inversiones Lan S.A. purchased 1 share of Americonsult SA de CV from Lan Cargo Overseas Limited. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 4, 2023, the merger of Holdco Colombia II SpA into Lan Pax Group S.A takes place, acquiring the latter all of its assets, liabilities, rights and obligations. As a result of the above, Holdco Colombia II SpA is dissolved. On the same date Lan Pax Group S.A carries out a capital increase of ThUS$347 in Holdco Colombia I SpA through the contribution of 47,010 shares of Aerovías de Integración Regional S.A. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. Group. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Mas Investment Limited was liquidated and its controller Lan Cargo Overseas Limited acquired all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Mas Investment Limited held in the following companies: (i) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (ii) Americonsult, S.A. de C.V., equivalent to 499 shares; (iii) Transporte Aéreo S.A. equivalent to 109,662 shares; and (iv) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Lan Cargo Overseas Limited was liquidated and its controller Lan Cargo S.A acquired all its all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Lan Cargo Overseas Limited held in the following companies: (i) Prime Airport Services Inc., equivalent to 105 shares; (ii) Americonsult de Costa Rica S.A, equivalent to 66 shares; (iii) Americonsult de Guatemala, Sociedad Anónima, equivalent to 50 shares; (iv) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (v) Americonsult, S.A. de C.V., equivalent to 499 shares; (vi) Transporte Aéreo S.A. equivalent to 109,662 shares; and (vii) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM S.A. through the contribution of ThUS$106,104 on accounts receivable from LATAM Airlines Group S.A.; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM Linheas Aéreas S.A through the contribution of ThUS$106,104 on accounts receivable from TAM S.A., consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On October 23 and 30, 2023, Inversiones Lan S.A. purchased a total 183 shares from Non- controlling interest, for an a total amount of ThUS$2, of the subsidiary Aerovías de Integración Regional S.A. Aires S.A., consequently, these transactions generated a decrease in non-controlling interest, with no generating significant effects on the Consolidated Financial Statements.

-On December 6, 2023, the company Prime Cargo SpA was incorporated, which is 100% owned by Lan Cargo S.A., whose exclusive purpose is to carry out storage activities for all types of products and/or merchandise.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 2,392,166 preferred shares of Inversora Cordillera S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 99.95% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 53,376 preferred shares of LAN Argentina S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of LAN Argentina S.A. is as follows: Lan Pax Group S.A. with 4.99%, Inversora Cordillera S.A. with 94.96% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.    Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2023 and 2022, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC IC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2022 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2023.

(a)Application of new standards for the year 2023:
Accounting pronouncements with implementation effective from January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 17: Insurance contracts, replaces IFRS 4.	May 2017	01/01/2023

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IAS 1: Presentation of financial statements, on materiality accounting policies.	February 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error, on separating between changes in accounting estimates and changes in accounting policies.	February 2021	01/01/2023

Amendment to IAS 12: Income taxes, on international tax reform – rules of the two pillar model.	May 2023	01/01/2023

Amendment to IAS 12: Income taxes, Deferred taxes related to assets and liabilities that arise from a single transaction.	May 2021	01/01/2023

The application of these accounting standards as of January 1, 2023, had no significant effect on the Company's consolidated financial statements.

(b)     Accounting pronouncements not in force for the financial year beginning on January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements, on classification of liabilities.	January 2020	01/01/2024

Amendment to IAS 1: Presentation of financial statements, on non-current liabilities with covenants.	October 2022	01/01/2024

Amendment to IFRS 16: Leases, on sales with leaseback.	September 2022	01/01/2024

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

Amendments to IAS 7 "Statement of cash flows" and IFRS 7 "Financial Instruments: Information to be Disclosed"	May 2023	01/01/2024

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

The Company's management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company's consolidated financial statements in the exercise of their first application.

(c)     Chapter 11 Filing and Exit

Chapter 11 Filing and Procedure: Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board of LATAM Airlines Group S.A. (“LATAM Parent”) resolved unanimously that LATAM Parent and some its subsidiaries should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same, which petition was submitted on May 26, 2020 and was jointly administered under Case Number 20-11254. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. and its subsidiaries in Brazil (July 9, 2020) joined the process (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ joint plan of reorganization (the “Plan”) and rejecting all remaining objections and entered an order confirming the Plan (the “Confirmation Order”). On November 3, 2022 (the “Effective Date”), the Plan was substantially consummated and each of the Debtors emerged from the Chapter 11 proceedings as “Reorganized Debtors”. Pursuant to the Plan, the Company received an infusion of approximately US$8.19 billion through a mix of new equity, convertible notes and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving undrawn facilities in the amount of US$1.1 billion. Specifically, the Plan provided that:

•The Company conducted a US$800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the Restructuring Support Agreement (RSA);

•Three distinct classes of convertible notes were issued by the Company, all of which were preemptively offered to shareholders. The preemptive rights offering period closed on October 12, 2022. For those securities not subscribed by the Company’s shareholders during the respective preemptive rights period:

•New Convertible Notes Class A, hereinafter Class G Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were delivered to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan.

The Issuance conditions:
Nominal Value : Approximately ThUS$1,257,003
Conversion Ratio: 15.904615504595600. The Convertible Notes Class G Conversion Ratio shall step down by 50% after the sixty days (60) counted from the Effective Date.
Backup Shares: 19,992,142,087
Maturity: 31 Dec. 2121
Interest rate: 0%
Conversion Conditions: They may be converted into shares of the Company within twelve months from the Effective Date of the Plan. As soon as 50% of the holders of New Class G Convertible Notes have opted to convert, the remaining Class G Convertible Notes will be automatically converted.

•New Convertible Notes Class B, hereinafter Class H Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were subscribed and purchased by the shareholder that are part of the RSA.

The Issuance conditions:
Nominal Value: Approximately ThUS$1,372,840
Conversion Ratio: 92.2623446840237. The conversion ratio of Class H Convertible Notes will be reduced by 50% after the sixty days (60) counted from the fifth (5th) anniversary from the Effective Date .
Backup Shares: 126,661,409,136
Maturity: 31 Dec. 2121
Interest rate: 1% interest rate payable in cash annually with no interest in the first 60 days.
Conversion Conditions:

a)First Convertible Notes Class H Conversion Period: Each holder of Convertible Notes Class H will have the ability to convert its Convertible Notes Class H into shares of the Company within sixty (60) days from the Effective Date.

b)Second Convertible Notes Class H Conversion Period: Additionally, each holder of Convertible Notes Class H will have the ability to convert their Convertible Notes Class H into shares of the Company beginning on the fifth (5th) anniversary of the Effective Date and until the sixth (6th) anniversary of the Effective Date.

•New Convertible Notes Class C, hereinafter Class I Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were provided to certain general unsecured creditors in exchange for a combination of a contribution of new money to the Company and the settlement of their allowed claims under the Plan, subject to certain limitations and holdbacks by the backstopping parties.

The Issuance conditions:
Nominal Value: Approximately ThUS$6,863,427
Conversion Ratio: 56.143649821654. The Convertible Notes Class I Conversion Ratio shall step down by 50% after the sixty days (60) counted from the Effective Date.
Backup Shares: 385,337,858,290
Maturity: 31 Dec. 2121
Interest rate: 0%
Conversion Conditions: They may be converted into shares within 12 months from the
Effective Date of the Plan. As soon as 50% of the holders of Class I Convertible Notes have opted to convert, then the remaining Class I Convertible Notes will be automatically converted.

•The election period for the Convertible Notes Class G and Convertible Notes Class I by creditors ended on October 6, 2022.

•General unsecured creditors that elected to receive Convertible Notes Class G or Convertible Notes Class I were entitled to receive a one-time cash distribution in an aggregate amount of approximately US$175 million.

•The Convertible Notes Classes H and I were issued, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately US$4.64 billion fully backstopped by the parties to the RSA.

•In lieu of receiving Convertible Notes Class G or Convertible Notes Class I (and the aforementioned one-time cash distribution), general unsecured creditors were provided with the alternative of opting to receive New Local Notes issued by LATAM. As set forth in the Plan and based on the elections made by general unsecured creditors, such notes were issued in the amount of UF 3,818,042 (equal to approximately US$130 million as of the date of their issuance).

Pursuant to the Plan and Backstop Agreements, LATAM raised up to US$500 million through a new revolving credit facility and approximately US$2.25 billion in total new money debt financing through exit financing (new term loan and new notes).

On September 2, 2022, the Convertible Notes Classes G, H and I together with the shares contemplated in the Plan were registered with the Chilean Registro de Valores of the Financial Market Commission (the “CMF”). The CMF approved the New Local Notes on September 5, 2022. The Debtors established September 12, 2022 as the record date with respect to creditors entitled to participate in the Convertible Notes Class G and Convertible Notes Class I, and commenced the offering of the Convertible Notes to claimholders on the same day.

As of December 31, 2023, 100.000% of the Convertible Notes Class G was placed, 99.997% of the Convertible Notes Class H was placed and 100.000% of the Convertible Notes Class I was placed had been converted into equity, respectively (See Note 24)

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Reorganized Debtors were permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

As customary in this type of restructurings, the docket of the Chapter 11 proceedings remained open after the Effective Date to finalize the reconciliation process of certain claims that were still outstanding as of the Effective Date, as well as to resolve certain administrative matters.

On June 29, 2023, the Bankruptcy Court entered a final decree in the Chapter 11 proceedings ordering that Case Number 20-11254 and its docket be closed (the “Final Decree”). The foregoing, as a result of the resolution of substantially all remaining matters in the Chapter 11 proceedings and all appeals of the Confirmation Order.

As part of their overall reorganization process, while the Chapter 11 proceedings were outstanding the Debtors sought and received relief in certain non-U.S. jurisdictions (i.e., Cayman Islands, Chile and Colombia).

2.2.    Basis of Consolidation

(a)    Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)    Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)    Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)    Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.    Foreign currency transactions

(a)    Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)    Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)    Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)    Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)    Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gain (losses) from exchange rate difference, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.    Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sale" and "Administrative expenses".

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.    Intangible assets other than goodwill

(a)     Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)    Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.    Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.    Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

2.8.    Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)      Debt instruments
The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)      Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9. Derivative financial instruments and embedded derivatives
Derivative financial instruments and hedging activities
Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:
(a) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or
(b)      Derivatives that do not qualify for hedge accounting.
At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.
The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.
(a) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.
For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.
Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.
When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.
When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.
(b) Derivatives not booked as a hedge
The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.
Embedded derivatives
The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.    Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.    Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.    Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.    Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.    Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.    Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.    Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is accounted for if it arises from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and
(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A has evaluated the potential impact from the implementation of the “GloBE or Pillar Two rules”, which seeks to ensure that multinational groups pay a minimum effective tax rate of 15%. As of December 31, 2023, this regulation has not been adopted in Chile (where LATAM has its headquarters) or in other jurisdictions where LATAM Airlines Group S.A has operating companies. Therefore, it has not been necessary to estimate a potential impact of its application from its entry into force (January 1, 2023). At the close of this Financial Statements, the group does not present expenses or income for current taxes related to the Pillar Two income tax.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023.

2.17.    Employee benefits

(a)    Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)    Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)         Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)    Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)     Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.    Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19.    Revenue from contracts with customers

(a)     Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)     Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other current non-financial assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAMPASS’s and LATAMPASS’s Brazil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner.

(1)    Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed ("breakage").

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.    Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-The amount of the initial measurement of the lease liability;
-Lease payment made at or before commencement date;
-Initial direct costs, and
-Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-Fixed payments including in substance fixed payment.
-Variable lease payments that depend on an index or a rate;
-The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Principal and interest are present in the consolidated cash flow as "Payments of lease liability" and "Interest paid", respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)     That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.
(b)     Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.    Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.    Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed. Once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.    Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.    Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)    Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)    Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended December 31, 2023, the Company recognized gains of US$15.7 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended December 31, 2022, the Company recognized gains of US$18.8 million for fuel hedging net of premiums in the costs of sales for the year.

As of December 31, 2023, the market value of the fuel positions amounted to US$22.10 million (positive). At the end of December 2022, this market value was US$12.6 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2023 (*)	Maturities
	Q124	Q224	Q324	Q424	Total
Percentage of coverage over the expected volume of consumption	35%	32%	30%	22%	30%

Positions as of December 31, 2022 (*)	Maturities
	Q123	Q223	Q323	Q423	Total
Percentage of coverage over the expected volume of consumption	24%	24%	15%	5%	17%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of December 2023 and the end of December 2022. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the second half of 2024.

Benchmark price (US$ per barrel)	Positions as of December 31, 2023 effect on Equity (MUS$)	Positions as of December 31, 2022 effect on Equity (MUS$)

+5	+10.8	+2.2
-5	-10.7	-2.3

Given the fuel hedging structure for the year of 2023, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 131.6 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 131.3 million in higher fuel costs.

(ii)    Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of December 31, 2023, the Company recognized losses of US$10.1 million for FX hedging derivatives net of premiums reflected in the cost of sale. At the end of December of 2022, the Company recognize gains for US$5.2 million for FX hedging derivatives cost of sales.

As of December 31, 2023, the market value of hedging FX derivative positions is US$1.5 million (negative). As of December 31, 2022, the market value of the hedging FX derivative positions was US$ 0.2 million (positive). As of December 31, 2023, the Company has current hedging FX derivatives for US$414 million. . As of December 31, 2022, the Company holds current hedging FX derivatives of US$108 million.

As of December 31, 2023, the Company does not maintain for FX non-hedging derivatives. At the end of December of 2022, the Company recognized losses of US$1.8 million in non-hedging FX derivatives net of premiums reflected in Other gains/(losses).

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of December 31, 2023 (MUS$)	Effect on equity as of December 31, 2022 (MUS$)

-10%	-10.0	-2.9
+10%	+19.0	+3.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended December 31, 2023 (MUS$)	Effect on Income Statement for the year ended December 31, 2022 (MUS$)

-10%	+6.6	+70.7
+10%	-6.6	-70.7
Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2023 MUS$	Effect at December 31, 2022 MUS$

-10%	+327.01	+98.11
+10%	-267.56	-80.28

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) . Due to the fact that the publication of LIBOR ceased by June 30th 2023, the company has effectively migrated to SOFR as an alternative rate, which was fully materialized on September 30th 2023.

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 50% (52% as of December 31, 2022) of the debt is fixed against fluctuations in interest rates. The variable debt is indexed to the reference rate based on SOFR.

Likewise, most of the company's liquidity is denominated in dollars and indexed to a return rate similar and with alike fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended December 31, 2023, the Company recognized losses of US$1.8 million (negative) corresponding to the recognition for premiums paid.

As of December 31, 2023, the Company has no interest rate derivatives outstanding , at the end of December 2022 this market value was US$8.8 million (positive).

As of December 31, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$ 14.9 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$ 1.1 million (positive) is recognized. At the end of December 2022, the Company recognized US$ 0.1 million for this same concept.

As of December 31, 2023, the Company settled derivatives for US$ 14.8 million associated with hedges of leased aircraft.

Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of December 31, 2023 effect on Income (Loss) before taxes (MUS$)	Positions as of December 31, 2022 effect on Income (Loss) before tax (MUS$)

+100 basis points	-20.27	-22.64
-100 basis points	+20.27	+22.64

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

The calculations were made by vertically increasing (decreasing) 100 base points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

Increase (decrease) interest rate curve	Positions as of December 31, 2023 effect on equity (MUS$)	Positions as of December 31, 2022 effect on equity (MUS$)

+100 basis points	—	+6.9
-100 basis points	—	-8.2

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the periods presented, the Company has recorded US$ 0.1 million (negative) for ineffectiveness in the consolidated income statement for this type of coverage.

(b)     Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of December 31, 2023 has experienced an increased by 24% compared to the balance as of December 31, 2022, mainly due to an increase in passenger transportation operations (travel agencies and corporate) that increased by 22% in its sales, mainly affecting the payment methods credit card 29%, and cash sales 9%. In relation to the cargo business, it presented a decrease in its operations of 5% compared to December 2022. There was especial consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of December 2023 had a decrease 4% compared to the end of December 2022, as a result of the decrease in the portfolio due to collection, and due to the application of write-offs.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.
To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)     Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aereas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)    Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of December 31, 2023, the balance of liquid funds is US$1,715 million ((US$ 1,217 million as of December 31, 2022), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2023, LATAM maintains engaged two Revolving Credit Facility for a total of US$1,100 million, one for an amount of US$600 million and another for an amount of US$500 million, which are fully available. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with other Chapter 11 exit financing.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	44,721	127,878	302,953	1,192,355	—	1,667,907	1,089,000	Quarterly	20.31	15.04

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,230	6,409	6,409	182,647	198,695	160,214	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	153,813	307,625	697,438	793,625	1,952,501	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,940	17,082	41,319	40,578	120,730	225,649	171,704	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,948	16,928	42,098	40,736	54,056	159,766	132,585	Quarterly/Monthly	8.76	8.76

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	1,348	43,531	43,494	16,665	105,490	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	12,919	37,926	16,649	—	—	67,494	64,102	Quarterly	7.11	7.11
0-E	CREDIT AGRICOLE	France	US$	6,451	33,576	75,714	243,842	—	359,583	266,768	To the expiration	9.43	9.43

Financial lease
0-E	NATIXIS	France	US$	10,653	30,443	73,474	70,443	94,995	280,008	215,357	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,984	50,411	17,681	—	—	86,076	84,177	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	3,262	9,389	216,015	148,582	75,118	452,366	413,072	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	5,891	17,705	47,590	54,357	117,597	243,140	172,582	Monthly	10.71	10.71

Others loans
0-E	OTHERS (*)	Chile	US$	104	—	—	—	—	104	104	To the expiration	—	—
	TOTAL			114,325	499,729	1,191,058	2,538,234	1,455,439	5,798,785	4,018,777
(•)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	16,006	Quarterly	—	—

	TOTAL			510	1,530	4,080	9,886	—	16,006	16,006

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	139,599	419,554	1,116,682	928,238	1,685,262	4,289,335	2,894,195	—	—	—
	OTHER ASSETS	OTHERS	US$	2,523	7,276	14,863	846	1,404	26,912	25,680	—	—	—
			CLP	19	57	94	—	—	170	135	—	—	—
			UF	557	1,255	2,906	2,426	5,099	12,243	11,097	—	—	—
			COP	122	308	266	148	—	844	667	—	—	—
			EUR	63	101	172	23	—	359	296	—	—	—
			BRL	2,314	6,871	15,177	14,438	25,742	64,542	35,841	—	—	—
			MXN	24	71	8	—	—	103	84	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	846,541	7,063	—	—	—	853,604	709,933	—	—	—
			CLP	44,593	8,072	—	—	—	52,665	64,317	—	—	—
			BRL	309,999	7,671	—	—	—	317,670	409,474	—	—	—
			Other currency	178,740	5,522	—	—	—	184,262	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	2,312	—	—	—	2,312	2,312	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	5,132	—	—	—	5,132	5,132	—	—	—
	Total			1,525,094	471,265	1,150,168	946,119	1,717,507	5,810,153	4,277,352
	Total consolidated			1,639,929	972,524	2,345,306	3,494,239	3,172,946	11,624,944	8,312,135

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
97.023.000-9	GOLDMAN SACHS	U.S.A.	US$	32,071	122,278	323,125	1,361,595	—	1,839,069	1,100,000	Quarterly	18.46	13.38
0-E	SANTANDER	Spain	US$	19,164	55,288	—	—	—	74,452	70,951	Quarterly	7.26	7.26

Obligations with the public
97.030.000-7	SANTANDER	Chile	UF	—	3,136	6,271	6,271	178,736	194,414	156,783	At Expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	152,531	307,625	757,625	887,250	2,105,031	1,150,000	At Expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	At Expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	6,692	14,705	39,215	39,215	138,345	238,172	184,198	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,839	13,465	45,564	43,444	75,505	181,817	141,605	Quarterly / Monthly	8.20	8.20

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	394	1,171	12,119	21,111	60,857	95,652	86,612	Quarterly	2.01	1.78
0-E	MUFG	U.S.A.	US$	13,091	38,914	69,916	—	—	121,921	112,388	Quarterly	6.23	6.23
0-E	CREDIT AGRICOLE	France	US$	5,769	31,478	70,890	267,615	—	375,752	275,000	At Expiration	8.24	8.24

Financial lease
0-E	CITIBANK	U.S.A.	US$	6,995	5,844	—	—	—	12,839	12,514	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,978	20,662	1,543	—	—	29,183	28,165	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	9,864	29,468	75,525	70,787	129,582	315,226	239,138	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	18,072	54,088	86,076	—	—	158,236	152,693	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,749	5,165	6,665	—	—	13,579	12,590	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	3,176	9,681	137,930	193,551	157,978	502,316	446,509	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	5,878	17,651	47,306	50,649	145,184	266,668	182,237	Monthly	10.45	10.45

Others loans
0-E	OTHERS (*)	Chile	US$	2,028	—	—	—	—	2,028	2,028	At Expiration	—	—
	TOTAL			135,760	575,525	1,229,770	2,811,863	1,773,443	6,526,361	4,353,414
(•)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial Leases
0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	18,046	Semiannual/Quarterly	7.23	7.23

Bank loans
0-E	MERRILL LYNCH CREDIT PRODUCTS, LLC	Brazil	BRL	304,549	—	—	—	—	304,549	304,549	Monthly	3.95	3.95

	TOTAL			305,059	1,530	4,080	4,080	7,846	322,595	322,595

´

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	80,602	250,297	845,215	776,431	1,094,935	3,047,480	2,134,968	—	—	—
	OTHER ASSETS	OTHERS	US$	1,727	8,080	20,641	6,251	1,763	38,462	35,157	—	—	—
			CLP	20	34	69	—	—	123	111	—	—	—
			UF	574	1,568	3,007	2,515	6,273	13,937	11,703	—	—	—
			COP	76	227	301	—	—	604	518	—	—	—
			EUR	84	253	246	24	—	607	571	—	—	—
			BRL	2,064	6,192	14,851	12,491	28,625	64,223	33,425	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	80,557	58,342	—	—	—	138,899	138,899	—	—	—
			CLP	168,393	1,231	—	—	—	169,624	169,624	—	—	—
			BRL	370,772	5,242	—	—	—	376,014	376,014	—	—	—
			Other currency	583,118	3,935	—	—	—	587,053	587,053	—	—	—
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	5	—	—	—	—	5	5	—	—	—
Foreign	Patagonia Seafarms	U.S.A	US$	7	—	—	—	—	7	7	—	—	—

	Total			1,287,999	335,401	884,330	797,712	1,131,596	4,437,038	3,488,055
	Total consolidated			1,728,818	912,456	2,118,180	3,613,655	2,912,885	11,285,994	8,164,064

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of December 31, 2023, the Company maintains guarantees for US$11.0 million corresponding to derivative transactions. The increase is due to: i) Increase in the number of hedging contracts and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2022, the Company had guarantees for US$7.5 million corresponding to derivative transactions.

3.2.    Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of December 31, 2023, the Company has a national rating of BBB- by Fitch, and international rating by Standard & Poor's of B with a positive outlook, and B1 with a stable outlook by Moody's.

3.3.     Estimates of fair value.

At December 31, 2023, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.    Derivative financial instruments:

This category includes the following instruments:

-Interest rate derivative contracts,

-Fuel derivative contracts,

-Currency derivative contracts.

2.    Financial Investments:

This category includes the following instruments:

-Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2023				As of December 31, 2022
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Assets
Cash and cash equivalents	89,706	89,706	—	—	95,452	95,452	—	—
Short-term mutual funds	89,706	89,706	—	—	95,452	95,452	—	—

Other financial assets, current	22,136	—	22,136	—	21,601	—	21,601	—
Fair value interest rate derivatives	—	—	—	—	8,816	—	8,816	—
Fair value of fuel derivatives	22,136	—	22,136	—	12,594	—	12,594	—
Fair value of foreign currency derivative	—	—	—	—	191	—	191	—

Liabilities

Other financial liabilities, current	1,544	—	1,544	—	—	—	—	—
Fair value of foreign currency derivatives	1,544	—	1,544	—	—	—	—	—

Additionally, at December 31, 2023, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2023		As of December 31, 2022
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,625,055	1,625,055	1,121,223	1,121,223
Cash on hand	2,019	2,019	2,248	2,248
Bank balance	552,187	552,187	480,566	480,566
Overnight	75,236	75,236	259,129	259,129
Time deposits	995,613	995,613	379,280	379,280
Other financial assets, current	152,683	152,683	481,914	481,914
Other financial assets	152,683	152,683	481,914	481,914
Trade debtors, other accounts receivable and Current accounts receivable	1,385,910	1,385,910	1,008,109	1,008,109
Accounts receivable from entities related, current	28	28	19,523	19,523
Other financial assets, non-current	34,485	34,485	15,517	15,517
Accounts receivable, non-current	12,949	12,949	12,743	12,743

Other current financial liabilities	594,519	867,791	802,841	824,167
Accounts payable for trade and other accounts payable, current	1,765,279	1,765,279	1,627,992	1,627,992
Accounts payable to entities related, current	7,444	7,444	12	12
Other financial liabilities, non current	6,341,669	6,174,294	5,979,039	5,533,131
Accounts payable, non current	418,587	418,587	326,284	326,284

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities..

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)     Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)     Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)     Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of December 31, 2023, deferred revenues associated with air tickets sold amount to ThUS$ 2,009,242 (ThUS$ 1,574,145 as of December 31, 2022). An hypothetical change of one percentage point in passenger behavior with respect to use would result an impact of up to ThUS$ 10,150 per month (ThUS$ 7,453 as of December 31, 2022).

(e)     Valuation of the miles and points awarded to the holders of the loyalty programs, pending use.
As of December 31, 2023, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries increased to ThUS$ 1,099,580 (ThUS$ 1,120,565 as of December 31, 2022). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$ 31,510 on the results of 2023 (ThUS$ 29,571 as of December 31, 2022). Deferred revenue associated with the LATAM Pass Brazil loyalty program increased to ThUS$179,151 as of December 31, 2023 (ThUS$ 140,486 as of December 31, 2022). An hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$ 5,125 on the results of 2023 (ThUS$ 3,772 as of December 31, 2022).
Management used statistical models to estimate the miles and points awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The Management in conjunction with an external specialist developed a predictive model of non -use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f)     Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)     Leases

During 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company's indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)Discount rate

The discount rates used to calculate the aircraft lease debt correspond to: (i) For aircraft that did not have contractual changes associated with the exit from Chapter 11, the rate used was the implicit rate of the contract, this is the discount rate that results from the aggregate present value of the minimum lease payments and the unguaranteed residual value, and (ii) For aircraft that had contractual changes associated with exit from Chapter 11, the rate used was the incremental rate, this discount rate was calculated considering our recent aircraft debt negotiations, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

For assets other than aircraft, the estimated lessee's incremental borrowing rate, which is derived from information available at the lease inception date, was used to determine the present value of the lease payments. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing ratios.
A decrease of one percentage point in our estimate of the rates used to determine the lease liabilities current registered fleet as of December 31, 2023 would increase the lease liability by approximately US$ 111 million.

(ii)Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of December 31, 2023, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Peru	988,908	858,957
Argentina	244,413	206,856
U.S.A.	1,044,822	1,058,107
Europe	800,897	768,980
Colombia	662,263	540,231
Brazil	5,006,377	3,724,466
Ecuador	332,801	248,454
Chile	1,898,150	1,514,645
Asia Pacific and rest of Latin America	661,910	441,825
Income from ordinary activities	11,640,541	9,362,521
Other operating income	148,641	154,286

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Cash on hand	2,019	2,248
Bank balances (1)	552,187	480,566
Overnight	75,236	259,129
Total Cash	629,442	741,943
Cash equivalents
Time deposits	995,613	379,280
Mutual funds	89,706	95,452
Total cash equivalents	1,085,319	474,732
Total cash and cash equivalents	1,714,761	1,216,675
(1) As of December 31, 2023, within the item bank balances are ThUS$ 391,966 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$ 274,235 as of December 31, 2022)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Argentine peso	3,438	10,711
Brazilian real	520,796	193,289
Chilean peso	47,933	17,643
Colombian peso	36,326	22,607
Euro	25,329	19,361
US Dollar	1,020,467	906,666
Mexican peso	8,159	9,406
R.P. Chinese Yuan	20,801	16,247
Other currencies	31,512	20,745
Total	1,714,761	1,216,675

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of December 31, 2023

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,625,055	89,706	—	1,714,761
Other financial assets, current	152,683	—	22,136	174,819
Trade and others accounts receivable, current	1,385,910	—	—	1,385,910
Accounts receivable from related entities, current	28	—	—	28
Other financial assets, non current	34,485	—	—	34,485
Accounts receivable, non current	12,949	—	—	12,949
Total	3,211,110	89,706	22,136	3,322,952

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	594,519	—	1,544	596,063
Trade and others accounts payable, current	1,765,279	—	—	1,765,279
Accounts payable to related entities, current	7,444	—	—	7,444
Other financial liabilities, non-current	6,341,669	—	—	6,341,669
Accounts payable, non-current	418,587	—	—	418,587
Total	9,127,498	—	1,544	9,129,042

As of December 31, 2022

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,121,223	95,452	—	1,216,675
Other financial assets, current (*)	481,637	277	21,601	503,515
Trade and others accounts receivable, current	1,008,109	—	—	1,008,109
Accounts receivable from related entities, current	19,523	—	—	19,523
Other financial assets, non current	15,517	—	—	15,517
Accounts receivable, non current	12,743	—	—	12,743
Total	2,658,752	95,729	21,601	2,776,082

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	802,841	—	—	802,841
Trade and others accounts payable, current	1,627,992	—	—	1,627,992
Accounts payable to related entities, current	12	—	—	12
Other financial liabilities, non-current	5,979,039	—	—	5,979,039
Accounts payable, non-current	326,284	—	—	326,284
Total	8,736,168	—	—	8,736,168

(*) The value presented as measured at amortized cost, mainly correspond to ThUS$ 340,008 of funds delivered as restricted advances (as described in Note 11) and guarantees delivered.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Trade accounts receivable	1,185,792	952,625
Other accounts receivable	277,845	135,459
Total trade and other accounts receivable	1,463,637	1,088,084
Less: Expected credit loss	(64,778)	(67,232)
Total net trade and accounts receivable	1,398,859	1,020,852
Less: non-current portion – accounts receivable	(12,949)	(12,743)
Trade and other accounts receivable, current	1,385,910	1,008,109

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2023			As December 31, 2022
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$

Up to date	1%	1,022,845	(12,672)	1%	745,334	(8,749)
From 1 to 90 days	3%	102,977	(2,989)	3%	142,780	(3,758)
From 91 to 180 days	25%	8,350	(2,048)	15%	8,622	(1,297)
From 181 to 360 days	44%	7,868	(3,491)	79%	8,269	(6,565)
Over 360 days	100%	43,752	(43,578)	98%	47,620	(46,863)
Total		1,185,792	(64,778)		952,625	(67,232)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Argentine Peso	13,827	25,559
Brazilian Real	825,749	523,467
Chilean Peso	75,050	36,626
Colombian Peso	12,720	6,779
Euro	90,699	12,506
US Dollar	344,347	376,900
Australian Dollar	5,097	9,808
Japanese Yen	4,695	2,802
Pound Sterling	3,390	9,149
Korean Won	5,882	6,337
Other Currencies	17,403	10,919
Total	1,398,859	1,020,852

Movements of the expected credit losses of Trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	(81,004)	5,966	7,806	(67,232)
From January 1 to December 31, 2023	(67,232)	7,122	(4,668)	(64,778)
Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.
The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2023			As of December 31, 2022
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,185,792	(64,778)	1,121,014	952,625	(67,232)	885,393
Other accounts receivable	277,845	-	277,845	135,459	-	135,459

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$

Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	—	257
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	—	19,228
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A. (*)	Related director	Chile	CLP	—	1
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	25	35
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	1	—
	Total current assets				28	19,523

(b)Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$

Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	2,312	—
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	5,132	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	—	5
Foreign	Patagonia Seafarms INC (*)	Related director	U.S.A.	US$	—	7
	Total current and non current liabilities				7,444	12

(*) Related until November 2022.

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the liabilities of the period 2023 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Technical stock (*)	540,342	438,717
Non-technical stock (**)	52,538	39,072
Total	592,880	477,789

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Provision for obsolescence Technical stock	45,621	49,981
Provision for obsolescence Non-technical stock	5,228	5,823
Total	50,849	55,804

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2023, the Company registered ThUS$296,423 (ThUS$148,790 for the year ended December 31, 2022), the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)    The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(1) Other financial assets

Deposits in guarantee (aircraft)	31,624	22,340	9,736	1,273	41,360	23,613
Guarantees for margins of derivatives	12,829	7,460	—	—	12,829	7,460
Other investments	—	—	494	513	494	513
Guaranteed debt advances Chapter 11 (*)	—	340,008	—	—	—	340,008
Other guarantees given	108,230	112,106	24,255	13,731	132,485	125,837
Subtotal of other financial assets	152,683	481,914	34,485	15,517	187,168	497,431

(2) Hedging derivative asset

Fair value of interest rate derivatives	—	8,816	—	—	—	8,816
Fair value of foreign currency derivatives	—	191	—	—	—	191
Fair value of fuel price derivatives	22,136	12,594	—	—	22,136	12,594
Subtotal of derivative assets	22,136	21,601	—	—	22,136	21,601
Total Other Financial Assets	174,819	503,515	34,485	15,517	209,304	519,032

(*) As of December 31, 2022, there were ThUS$340,008 of funds delivered to an agent as restricted advances, the purpose of which is to settle the claims pending resolution existing at the exit of the Chapter 11 process.

The different derivative hedging contracts maintained by the Company are described in Note 18.
(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Brazilian real	18,767	19,589
Chilean peso	6,440	5,847
Colombian peso	1,461	1,716
Euro	7,974	6,791
U.S.A dollar	171,852	482,544
Other currencies	2,810	2,545
Total	209,304	519,032

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments
Aircraft insurance and other	25,992	27,122	—	—	25,992	27,122
Others	3,740	13,039	5,740	1,773	9,480	14,812
Subtotal advance payments	29,732	40,161	5,740	1,773	35,472	41,934

(b) Contract assets (1)
GDS costs	22,738	9,530	—	—	22,738	9,530
Credit card commissions	37,200	26,124	—	—	37,200	26,124
Travel agencies commissions	12,421	12,912	—	—	12,421	12,912
Subtotal advance payments	72,359	48,566	—	—	72,359	48,566
(c) Other assets
Sales tax	81,785	100,665	13,753	27,962	95,538	128,627
Other taxes	1,130	1,688	—	—	1,130	1,688
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	258	258	739	739	997	997
Contributions to Aeronautical Service Companies	—	—	60	—	60	—
Judicial deposits	—	26	148,329	117,904	148,329	117,930
Subtotal other assets	83,173	102,637	162,881	146,605	246,054	249,242
Total Other Non - Financial Assets	185,264	191,364	168,621	148,378	353,885	339,742

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	25,080	302,290	(37,146)	(241,658)	48,566
From January 1 to December 31, 2023	48,566	242,717	2,033	(220,957)	72,359

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at December 31, 2023 and December 31, 2022, are detailed below:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Current assets
Aircraft	100,658	64,483
Engines and rotables	2,012	21,552
Other assets	—	381
Total	102,670	86,416
The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the exercise.
Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.
During 2020, 11 Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022 the sale of 3 aircraft was finalized and during the year 2023 the sale of 1 aircraft was finalized.

During 2021, associated with the fleet restructuring plan, 3 engines of the Airbus A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of 1 engine was finalized. Additionally, during the year 2022, the sale of 1 engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale. During the year 2023, the sale of 1 engine, some spare parts, and materials was finalized.

During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$ 345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as of December 31, 2022, the sale of 3 aircrafts were finalized and as of December 31, 2023, the sale of 2 aircraft and 8 engines were finalized. Additionally, for the year ended December 31, 2022, adjustments for US$ 25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function. During the year 2023, 6 Airbus A320 aircraft were transferred from the Property, Plant, and Equipment category to the Non-current Assets or Asset Groups held for sale category. Additionally, during the year 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$ 3 million of expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of December 31, 2023	As of December 31, 2022

Boeing 767	300F	3	3
Airbus A320	200	7	3
Airbus A319	100	28	28
Total		38	34

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)     Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2023	As of December 31, 2022
			%	%

Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A. Aires S.A.	Colombia	COP	99.23168	99.21764
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	99.99935
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2023						Income for the year ended December 31, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Latam Airlines Perú S.A.	334,481	312,628	21,853	285,645	281,208	4,437	1,404,061	(4,666)
Lan Cargo S.A.	391,430	122,877	268,553	189,019	157,003	32,016	403,051	22,677
Línea Aérea Carguera de Colombia S.A.	166,520	57,240	109,280	59,640	59,344	296	222,397	(5,331)
Transporte Aéreo S.A.	280,117	37,436	242,681	151,066	117,121	33,945	387,515	24,871
Latam Airlines Ecuador S.A.	152,676	149,155	3,521	131,488	120,917	10,571	260,426	1,242
Aerovías de Integración Regional S.A. Aires S.A.	191,878	186,612	5,266	185,799	182,923	2,876	516,410	(12,724)
TAM Linhas Aéreas S.A.	4,119,149	2,417,115	1,702,034	3,024,805	2,061,406	963,399	5,587,692	736,209
ABSA Aerolinhas Brasileiras S.A.	500,177	490,548	9,629	538,982	510,978	28,004	162,580	28
Transportes Aéreos del Mercosur S.A.	49,713	46,976	2,737	26,772	24,833	1,939	50,990	6,060

	Statement of financial position as of December 31, 2022						Income for the year ended December 31, 2022
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Latam Airlines Perú S.A.	335,773	305,288	30,485	281,178	276,875	4,303	1,257,865	(12,726)
Lan Cargo S.A.	394,378	144,854	249,524	212,094	165,297	46,797	333,054	(1,230)
Línea Aérea Carguera de Colombia S.A.	307,161	126,648	180,513	127,629	127,380	249	226,587	(5,727)
Transporte Aéreo S.A.	283,166	47,238	235,928	177,109	145,446	31,663	320,187	(36,190)
Latam Airlines Ecuador S.A.	110,821	107,313	3,508	93,975	82,687	11,288	134,622	1,519
Aerovías de Integración Regional S.A. Aires S.A.	112,501	109,076	3,425	213,941	211,679	2,262	394,430	(122,199)
TAM Linhas Aéreas S.A.	3,329,695	1,925,948	1,403,747	4,166,754	3,264,814	901,940	3,966,615	(65,190)
ABSA Aerolinhas Brasileiras S.A.	223,701	215,700	8,001	262,534	233,739	28,795	244,028	(7,853)
Transportes Aéreos del Mercosur S.A.	70,883	65,395	5,488	54,340	52,332	2,008	44,449	2,306

(b)     Non-controlling interests

Equity	Tax No.	Country of origin	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
			%	%	ThUS$	ThUS$

Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	93	(13,678)
Aerovías de Integración Regional S.A. Aires S.A.	Foreign	Colombia	0.77400	0.78236	(5,049)	(264)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(8,421)	(973)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,152	885
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	198	2,475
Other companies					—	(2)
Total					(12,027)	(11,557)

			For the year ended At December 31,		For the year ended At December 31,
Incomes	Tax No.	Country of origin	2023	2022	2023	2022
			%	%	ThUS$	ThUS$

Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(9)	(643)
Aerovías de Integración Regional S.A. Aires S.A.	Foreign	Colombia	0.77400	0.78236	(101)	(956)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(500)	(551)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	304	116
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	25	(26)
Other companies					—	(13)
Total					(281)	(2,073)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$

Airport slots	658,949	625,368	658,949	625,368
Loyalty program	219,636	203,791	219,636	203,791
Computer software	156,337	143,550	597,164	518,971
Developing software	117,010	107,652	117,010	107,651
Other assets	54	25	1,369	1,315
Total	1,151,986	1,080,386	1,594,128	1,457,096

a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	47	66,820	—	—	66,867
Withdrawals	(2,947)	(245)	—	—	(3,192)
Transfer software and others	61,212	(63,658)	—	—	(2,446)
Foreign exchange	3,359	(139)	38,154	13,249	54,623
Amortization	(54,358)	—	—	—	(54,358)
Closing balance as of December 31, 2022	143,575	107,652	625,368	203,791	1,080,386
Opening balance as of January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	298	78,846	—	—	79,144
Transfer software and others	69,210	(69,928)	—	—	(718)
Foreign exchange	2,612	440	33,581	15,845	52,478
Amortization	(59,304)	—	—	—	(59,304)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986
The amortization of each period is recognized in the consolidated income statement within administrative expenses.
The cumulative amortization of computer software and others as of December 31, 2023 amounts to ThUS$442,142 (ThUS$414,614 as of December 31, 2022).

b)     Impairment Test Intangible Assets with an indefinite useful life

As of December 31, 2023, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2023, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU "Air transport" are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 – 4.3
Exchange rate	R$/US$	5.28 – 5.57
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.7 – 10.7
Fuel Price	US$/barrel	100

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.7	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

a) Property, plant and equipment
Construction in progress (1)	258,246	388,810	—	—	258,246	388,810
Land	44,244	44,349	—	—	44,244	44,349
Buildings	129,036	124,507	(61,478)	(55,511)	67,558	68,996
Plant and equipment	10,738,500	11,135,425	(4,508,356)	(4,836,926)	6,230,144	6,298,499
Own aircraft (3)	9,856,365	10,427,950	(4,259,729)	(4,619,279)	5,596,636	5,808,671
Other (2)	882,135	707,475	(248,627)	(217,647)	633,508	489,828
Machinery	29,092	27,090	(27,716)	(25,479)	1,376	1,611
Information technology equipment	163,382	153,355	(146,040)	(136,746)	17,342	16,609
Fixed installations and accessories	186,179	155,351	(131,769)	(118,279)	54,410	37,072
Motor vehicles	49,560	51,504	(44,385)	(46,343)	5,175	5,161
Leasehold improvements	266,631	202,753	(53,201)	(42,726)	213,430	160,027
Subtotal Properties, plant and equipment	11,864,870	12,283,144	(4,972,945)	(5,262,010)	6,891,925	7,021,134
b) Right of use
Aircraft (3)	5,388,147	4,391,690	(3,243,065)	(3,064,869)	2,145,082	1,326,821
Other assets	248,614	246,078	(194,491)	(182,372)	54,123	63,706
Subtotal Right of use	5,636,761	4,637,768	(3,437,556)	(3,247,241)	2,199,205	1,390,527
Total	17,501,631	16,920,912	(8,410,501)	(8,509,251)	9,091,130	8,411,661

(1) As of December 31, 2023, includes advances paid to aircraft manufacturers for ThUS$ 242,069 (ThUS$ 357,979 as of December 31, 2022).
(2)     Consider mainly rotables and tools.
(3) There were reclassified to Non-current assets or groups of assets for disposal as held for sale the following aircrafts: As of December 31, 2023, one Boeing B767 and six Airbus A320, as of December 31, 2022, six Airbus A320 and twenty-eight Airbus A319 (see Note 13). As of December 31, 2021, includes advances paid to aircraft manufacturers for ThUS$ 377,590.

(a)        Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Additions	16,332	—	—	843,808	6,426	113	258	27,160	894,097
Disposals	—	—	—	(4,140)	—	(264)	(3)	—	(4,407)
Retirements	(75)	—	(2)	(42,055)	(24)	(836)	—	(313)	(43,305)
Depreciation expenses	—	—	(3,285)	(669,059)	(5,662)	(7,914)	(55)	(13,071)	(699,046)
Foreign exchange	(1,282)	1,073	918	11,527	(84)	2,365	(28)	7,593	22,082
Other increases (decreases) (*)	(99,962)	—	10,914	(403,950)	(883)	4,867	(74)	5,683	(483,405)
Changes, total	(84,987)	1,073	8,545	(263,869)	(227)	(1,669)	98	27,052	(313,984)
Closing balance as of December 31, 2022	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

Opening balance as of January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	8,835	—	—	870,640	5,794	4,246	—	48,866	938,381
Disposals	—	—	—	(2,701)	(1)	—	(16)	—	(2,718)
Retirements	(83)	—	—	(87,652)	(12)	(2)	—	—	(87,749)
Depreciation expenses	—	—	(4,104)	(716,590)	(5,918)	(8,789)	(68)	(10,185)	(745,654)
Foreign exchange	726	1,445	1,505	23,845	536	1,276	12	11,497	40,842
Other increases (decreases) (*)	(140,042)	(1,550)	1,161	(156,046)	334	20,607	—	3,225	(272,311)
Changes, total	(130,564)	(105)	(1,438)	(68,504)	733	17,338	(72)	53,403	(129,209)
Closing balance as of December 31, 2023	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
(*) This Amount included the following aircrafts reclassified to Non-current assets or groups of assets for disposal as held for sale: As of December 31, 2023, one Boeing B767 ThUS$ (21,578) and six Airbus A320 ThUS$ (36,326)). As of December 31, 2022, six Airbus A320 ThUS$ (29,328) and twenty-eight Airbus A319 ThUS$ (373,410).

(b)    Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	2,101,742	53,007	2,154,749
Additions	372,571	13,087	385,658
Depreciation expense	(249,802)	(16,368)	(266,170)
Cumulative translate adjustment	919	1,392	2,311
Other increases (decreases) (***)	(898,609)	12,588	(886,021)
Total changes	(774,921)	10,699	(764,222)
Closing balance as of December 31, 2022	1,326,821	63,706	1,390,527

Opening balance as of January 1, 2023	1,326,821	63,706	1,390,527
Additions	1,013,314	2,988	1,016,302
Depreciation expense	(178,570)	(14,816)	(193,386)
Cumulative translate adjustment	56	3,351	3,407
Other increases (decreases)	(16,539)	(1,106)	(17,645)
Total changes	818,261	(9,583)	808,678
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

(*) Considers the renegotiation of 115 aircraft (1 Airbus A319, 39 Airbus A320, 14 Airbus A320neo, 30 Airbus A321, 1 Boeing 767, 6 Boeing 777 and 24 Boeing 787 Dreamliner).

(c)    Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets			Total fleet
Aircraft	Model	As of December 31, 2023		As of December 31, 2022		As of December 31, 2023	As of December 31, 2022		As of December 31, 2023	As of December 31, 2022

Boeing 767	300ER	11	(3)	15		—	—		11	15
Boeing 767	300F	16	(2) (3)	13	(2)	1	1		17	14
Boeing 777	300ER	4		4		6	6		10	10
Boeing 787	8	4		4		6	6		10	10
Boeing 787	9	2		2		24	19		26	21
Airbus A319	100	11		12	(2)	1	1		12	13
Airbus A320	200	83	(2)	88	(2)	46	40	(1)	129	128
Airbus A320	NEO	1		1		23	15		24	16
Airbus A321	200	19		19		30	30		49	49
Airbus A321	NEO	—		—		7	—		7	—
Total		151		158		144	118		295	276

(1) Include one aircraft with a short-term lease, which was excluded from the right of use.
(2) Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13).
(3) Considers the conversions from Boeing 767-300ER to Boeing 767-300F Aircraft.

(d)    Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of Boeing 767-300ER, Airbus A320 Family and Boeing 767-300F fleets which consider a lower residual value, due to the extension of their useful life to 22, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)     Additional information regarding Property, plant and equipment:
(i)     Property, plant and equipment pledged as guarantee:
Description of Property, plant and equipment pledged as guarantee:

				As of December 31, 2023		As of December 31, 2022
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$

Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	2,703	12,326	4,554	13,205
			Airbus A320	17,441	151,873	33,154	203,788
			Boeing 767	20,427	143,281	35,043	164,448
			Boeing 777	132,585	144,186	141,605	144,065

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,413	3,752	3,518	5,311
			Airbus A320	190,001	142,075	195,864	161,397
			Airbus A321	6,007	4,393	6,192	4,827
			Boeing 767	8,849	23,018	9,121	23,323
			Boeing 787	58,499	38,971	60,305	34,077

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	171,704	208,601	184,199	221,311
Total direct guarantee				611,629	872,476	673,555	975,752

(1) For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2023, amounts to ThUS$ 898,166 (ThUS$ 1,037,122 as of December 31, 2022). The book value of the assets with indirect guarantees as of December 31, 2023, amounts to ThUS$ 1,925,069 (ThUS$ 2,306,233 as of December 31, 2022).

As of December 31, 2023, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letters of credit	5,544	Dec 6, 2024
Merlin Aviation Leasing (Ireland) 18 Limited RB Comercial Properties 49	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 11, 2024
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	25,820	Apr 29, 2024
			35,216

(ii)    Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	288,454	266,896
Commitments for the acquisition of aircraft (*)	15,700,000	13,100,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2024	2025	2026	2027-2030	Total
Airbus S.A.S.
A320neo Family	3	11	9	65	88
The Boeing Company
Boeing 787-9	-	-	-	5	5
Total	3	11	9	70	93

As of December 31, 2023, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 88 Airbus aircraft of the A320 family remain to be received with deliveries between 2024 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$13,800,000.

As of December 31, 2023, as a result of the different aircraft purchase contracts signed with The Boeing Company, 5 Boeing aircraft of the 787 Dreamliner remain to be received with deliveries between 2027 and 2028. The approximate amount, according to manufacturer list prices, is ThUS$1,900,000.

Aircraft operational lease commitments:

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 4 Airbus aircraft of the Airbus A320neo family with delivery between 2024 and 4 Boeing 787 Dreamliner aircraft with delivery dates within 2025 remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Aergo, 1 Boeing 787 Dreamliner aircraft, with delivery dates within 2024, remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Air Lease Corporative , 1 Airbus aircraft of the A320neo family with delivery dates within 2024 remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace Leasing Limited, 2 Airbus aircraft of the A320neo family with delivery date within 2024 remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus A321XLR family aircraft with delivery dates between 2025 and 2026 remain to be received.

(iii)    Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended At December 31,
		2023	2022

Average rate of capitalization of capitalized interest costs	%	10.66	7.12
Costs of capitalized interest	ThUS$	10,136	10,575

NOTE 17 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2023, the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.
For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provisional monthly payments (advances)	18,982	18,559	—	—	18,982	18,559
Other recoverable credits	28,048	14,474	—	—	28,048	14,474
Total current tax assets	47,030	33,033	—	—	47,030	33,033

(a.2)    The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income tax provision	2,371	1,026	—	—	2,371	1,026
Total current tax liabilities	2,371	1,026	—	—	2,371	1,026

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$

Properties, Plants and equipment	(941,136)	(1,006,814)	70,745	81,326
Assets by right of use	(585,957)	(367,112)	54	70
Lease Liabilities	792,781	586,878	(74)	(115)
Amortization	(112,002)	(88,172)	10	10
Provisions	222,409	9,133	81,091	69,519
Revaluation of financial instruments	(889)	2,438	—	—
Tax losses	613,264	852,654	(86,320)	(94,005)
Intangibles	—	—	300,359	270,512
Other	16,312	16,910	16,494	17,308
Total	4,782	5,915	382,359	344,625
The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities
(b.1)      From January 1 to December 31, 2022

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	120,553	—	—	(1,088,140)
Assets for right of use	(572,727)	205,545	—	—	(367,182)
Lease Liabilities	773,129	(186,136)	—	—	586,993
Amortization	(44,615)	(43,567)	—	—	(88,182)
Provisions	552,527	(613,480)	567	—	(60,386)
Revaluation of financial instruments	(16,575)	19,248	(235)	—	2,438
Tax losses (*)	445,662	500,997	—	—	946,659
Intangibles	(254,155)	2,114	—	(18,471)	(270,512)
Others	(274)	(124)	—	—	(398)
Total	(325,721)	5,150	332	(18,471)	(338,710)

(b.2)     From January 1 to December 31, 2023

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	76,259	—	—	(1,011,881)
Assets for right of use	(367,182)	(218,829)	—	—	(586,011)
Lease Liabilities	586,993	205,862	—	—	792,855
Amortization	(88,182)	(23,830)	—	—	(112,012)
Provisions	(60,386)	200,953	751	—	141,318
Revaluation of financial instruments	2,438	(6,931)	3,604	—	(889)
Tax losses (*)	946,659	(247,075)	—	—	699,584
Intangibles	(270,512)	(6,207)	—	(23,640)	(300,359)
Others	(398)	216	—	—	(182)
Total	(338,710)	(19,582)	4,355	(23,640)	(377,577)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$ 3,572,528 at December 31, 2023 (ThUS$ 3,651,023 as of December 31, 2022) which include deferred tax assets related to negative tax results of ThUS$ 12,206,634 at December 31, 2023 (ThUS$ 14,930,487 at December 31, 2022).

As of December 31, 2022, the Management of the subsidiary Lan Cargo S.A., taking into account financial projections for future years, company derecognized DTA in the amount of ThUS$ 6.173 because it is not probable that future taxable profits would be generated in the future.

(Expenses) / Income from deferred taxes and income tax:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Income tax (expense)/benefit
Current tax (expense) benefit	(12,659)	(14,064)
Adjustments to the current tax of the previous year	(193)	—
Total current tax (expense) benefit	(12,852)	(14,064)
(Expense)/benefit for deferred tax recognition for tax losses (*)	17,492	—
Deferred income for relative taxes to the creation and reversal of temporary differences	(19,582)	5,150
Total deferred income tax	(2,090)	5,150
Income tax (expense)/benefit	(14,942)	(8,914)

Income tax (expense) / Income benefit:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Current tax (expense) benefit, foreign	(10,410)	19,573
Current tax (expense) benefit, domestic	(2,442)	(33,637)
Total current tax (expense) benefit	(12,852)	(14,064)
Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	17,492	—
Deferred tax (expense) benefit, foreign	(10,780)	(532)
Deferred tax (expense) benefit, domestic	(8,802)	5,682
Total deferred tax (expense)benefit	(2,090)	5,150
Income tax (expense)/benefit	(14,942)	(8,914)

(*) As a result of an agreement reached with the Brazilian tax authority TAM Linhas Aereas S.A. was authorized to use part of its available tax losses to pay some tax contingencies. As the company does not have recognized deferred tax asset for those tax losses, it was recognized as income to write off those tax contingencies.

Income before tax from the Chilean legal tax rate (27% as of December 31, 2023 and 2022)

	For the year ended At December 31,		For the year ended At December 31,
	2023	2022	2023	2022
	ThUS$	ThUS$	%	%

Income tax benefit/(expense) using the legal tax rate	(161,053)	(363,434)	-27.00	-27.00
Tax effect by change in tax rate	—	9,016	—	0.67
Tax effect of rates in other jurisdictions	(50,042)	20,398	-8.39	1.52
Tax effect of non-taxable income	25,459	1,201,618	4.27	89.27
Tax effect of disallowable expenses	(23,272)	(33,855)	-3.90	-2.52
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	53,162	90,823	8.91	6.75
Derecognition of deferred tax assets not recoverable	—	(6,173)	—	-0.46
Deferred tax asset not recognized	157,089	(990,095)	26.34	-73.56
Other increases (decreases)	(16,285)	62,788	-2.73	4.66
Total adjustments to tax expense using the legal rate	146,111	354,520	24.50	26.33
Income tax benefit/(expense) using the effective rate	(14,942)	(8,914)	-2.50	-0.67

Deferred taxes related to items charged to equity:

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	4,355	332

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Current
(a) Interest bearing loans	292,982	629,106
(b) Lease Liability	301,537	173,735
(c) Hedge derivatives	1,544	—
Total current	596,063	802,841

Non-current
(a) Interest bearing loans	3,675,212	3,936,320
(b) Lease Liability	2,666,457	2,042,719
Total non-current	6,341,669	5,979,039

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Current
Bank loans (2)	53,141	353,284
Guaranteed obligations	28,697	17,887
Other guaranteed obligations (1)(2)	67,005	66,239
Subtotal bank loans	148,843	437,410
Obligation with the public (2)	34,731	33,383
Financial leases	109,304	156,285
Other loans	104	2,028
Total current	292,982	629,106

Non-current
Bank loans (2)	976,293	1,032,711
Guaranteed obligations	275,225	307,174
Other guaranteed obligations (1)	363,345	408,065
Subtotal bank loans	1,614,863	1,747,950
Obligation with the public (2)	1,268,107	1,256,416
Financial leases	792,242	931,954
Total non-current	3,675,212	3,936,320
Total obligations with financial institutions	3,968,194	4,565,426

(1) The committed "Revolving Credit Facility (RCF)" is guaranteed by collateral composed of aircraft, engines and spare parts, which was fully drawn until November 3, 2022. Once emerged from Chapter 11, the line was fully paid and of December 31, 2023 and December 31, 2022, it is available to be used.

(2) On March 14, 2022, a new consolidated and modified text of the Existing DIP Credit Agreement (the “New Consolidated and Modified DIP Credit Agreement”) was submitted to the Court for its approval. The New Consolidated and Amended DIP Credit Agreement (i) fully refinanced and replaced the existing Tranches A, B and C in the Existing DIP Credit Agreement; (ii) contemplated a maturity date in accordance with the calendar that the Debtors anticipated to emerge from the Chapter 11 Procedure; and (iii) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Recast and Amended DIP Initial Financing Proposal. The obligations under the DIP were secured by assets owned by LATAM and certain of its affiliates, including, but not limited to, shares, certain engines and spare parts.

On April 8, 2022, a consolidated and modified text was signed (the “Recast and Modified DIP Credit Agreement”) of the Original DIP Credit Agreement, which modified and consolidated said agreement and repaid the obligations pending payment under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement was MUS$3,700. The Consolidated and Amended DIP Credit Agreement (i) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplated an expiration date in accordance with the calendar that LATAM anticipated to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement was August 8, 2022, subject to to possible extensions that, in certain cases, had a deadline of November 30, 2022.

Likewise, on April 8, 2022, the initial disbursement took place under the Consolidated and Modified DIP Credit Agreement for the amount of MUS$2,750. On April 28, 2022, an amendment to said contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

On October 12, 2022, said Consolidated and Modified DIP Credit Agreement was repaid in its entirety with the DIP-to-Exit financing, which contemplated bridge financing for senior secured bonds maturing in 2027 for MUS$750, MUS$750 in other bridge financing for senior secured notes due 2029, a MUS$750 Term Financing, a financing called Junior DIP, for a total of MUS$1,146 , and, lastly, a US Revolving Credit Facility MUS$500, which is not drawn. The DIP-to-exit financing was collateralized by assets owned by LATAM and certain of its affiliates. Of these, the Junior DIP contemplated a subordinate priority to the rest of the credits.

On October 18, 2022, the Bridge Loans were partially repaid by: i) a bond issue exempt from registration under U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due 2027 (the “5-Year Bonds”), by a total principal amount of MUS$450 and ii) a bond issue exempt from registration under the Securities Law pursuant to Rule 144A and Regulation S, both under the Securities Law, due 2029 (the “Bonds to 7 Years”), for a total principal amount of MUS$700.

In the context of the exit of the Company from the Chapter 11 Procedure on November 3, 2022, the Bridge Loans were repaid with additional: MUS$350 corresponding to an incremental loan of Term Loan B.

On November 3, 2022, the company and all of its subsidiaries successfully emerged from Chapter 11.

Balances by currency of interest bearing loans are as follows:

	As of December 31, 2023	As of December 31, 2022
Currency	ThUS$	ThUS$

Brazilian real	—	314,322
Chilean peso (U.F.)	160,730	157,288
US Dollar	3,807,464	4,093,816
Total	3,968,194	4,565,426

Interest-bearing loans due in installments to December 31, 2023
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Others loans
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	—	—
	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Quarterly	—	—
	Total			510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006
	Total consolidated			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

Interest-bearing loans due in installments to December 31, 2022
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$	—	—	70,951	—	—	70,951	173	—	70,951	—	—	71,124	Quarterly	7.26	7.26
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,067,000	—	1,100,000	30,539	8,250	22,000	939,760	—	1,000,549	Quarterly	18.46	13.38
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	156,783	156,783	505	—	—	—	156,783	157,288	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	32,878	—	430,290	669,340	1,132,508	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	1,761	6,907	22,890	26,035	126,605	184,198	2,637	6,907	22,212	25,627	126,048	183,431	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	2,208	6,110	32,620	33,210	67,457	141,605	2,233	6,110	32,620	33,210	67,457	141,630	Quarterly/Monthly	8.20	8.20
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	231,000	—	275,000	3,837	14,667	26,153	228,880	—	273,537	Quarterly	8.24	8.24
0-E	MUFG	U.S.A.	US$	11,345	34,624	66,419	—	—	112,388	11,404	34,624	66,419	—	—	112,447	Quarterly	6.23	6.23
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	1,470	—	—	—	—	1,470	At Expiration	1.00	1.00
0-E	EXIM BANK	U.S.A.	US$	—	—	17,737	36,431	32,444	86,612	237	—	17,738	36,431	32,444	86,850	Quarterly	2.01	1.78
Financial leases
0-E	CITIBANK	U.S.A.	US$	6,825	5,689	—	—	—	12,514	6,888	5,689	—	—	—	12,577	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,596	20,048	1,521	—	—	28,165	6,776	20,048	1,516	—	—	28,340	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	6,419	19,341	53,207	55,696	104,475	239,138	8,545	19,341	52,881	55,478	103,905	240,150	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	16,984	51,532	84,177	—	—	152,693	17,831	51,532	79,805	—	—	149,168	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,533	4,664	6,393	—	—	12,590	1,579	4,664	6,393	—	—	12,636	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	—	—	113,668	180,260	152,581	446,509	1,923	—	112,666	178,672	151,236	444,497	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	2,321	6,568	20,990	30,557	121,801	182,237	2,321	6,568	20,990	30,557	121,801	182,237	Monthly	10.45	10.45
Other loan
0-E	Various (*)		US$	2,028	—	—	—	—	2,028	2,028	—	—	—	—	2,028	At Expiration	—	—
	Total			60,770	178,400	541,906	2,110,189	1,462,149	4,353,414	100,926	211,278	532,344	1,958,905	1,429,017	4,232,470
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2022
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	Merril Lynch Credit Products LLC	Brazil	BRL	304,549	—	—	—	—	304,549	314,322	—	—	—	—	314,322	Monthly	3.95	3.95
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	1,050	1,530	4,080	4,080	7,894	18,634	Semiannual/Quarterly	7.23	7.23
	Total			305,059	1,530	4,080	4,080	7,846	322,595	315,372	1,530	4,080	4,080	7,894	332,956
	Total consolidated			365,829	179,930	545,986	2,114,269	1,469,995	4,676,009	416,298	212,808	536,424	1,962,985	1,436,911	4,565,426

(*)    Obligation to creditors for executed letters of credit.

(b)    Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	2,883,661	76,977	2,960,638
New contracts	354,924	13,019	367,943
Lease termination	(19,606)	—	(19,606)
Renegotiations	(76,233)	(4,198)	(80,431)
Exit effect of chapter 11 (*)	(995,888)	—	(995,888)
Payments	(154,823)	(26,172)	(180,995)
Accrued interest	142,939	9,194	152,133
Exchange differences	—	2,279	2,279
Cumulative translation adjustment	(2)	7,463	7,461
Other increases (decreases)	—	2,920	2,920
Changes	(748,689)	4,505	(744,184)
Closing balance as of December 31, 2022	2,134,972	81,482	2,216,454
Opening balance as of January 1, 2023	2,134,972	81,482	2,216,454
New contracts	943,178	2,976	946,154
Lease termination	(13,258)	(1,812)	(15,070)
Renegotiations	(7,194)	2,219	(4,975)
Payments	(376,006)	(23,277)	(399,283)
Accrued interest	212,500	9,633	222,133
Exchange differences	—	2,278	2,278
Subsidiaries conversion difference	6	297	303
Changes	759,226	(7,686)	751,540
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994

(*) Corresponds to the effect of emergence from Chapter 11 ThUS$679,273,000 associated with claim settlement (Derecognition of assets for right of use for ThUS$639,728,000 (See Note 24 letter g (4)) and conversion of Notes for ThUS$39,545,000) and ThUS$316,615,000 due to IBR rate change.

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The Average discount rates for calculation of lease liability are as follows.

	Discount rate December 2023	Discount rate December 2022
Aircraft	9.10%	8.80%
Others	13.00%	10.70%

(c)     Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Fair value of foreign currency derivatives	1,544	—	—	—	1,544	—
Total hedge derivatives	1,544	—	—	—	1,544	—

The foreign currency derivatives correspond to options, forwards and swaps.
Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Interest rate option (1)	—	8,816
Fuel options (2)	22,136	12,594
Foreign currency derivative R$/BRL$ (3)	(1,544)	191

(1)They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originating from the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedge contracts.

(2)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(3) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position. In the case of interest rate derivatives, the settlements will occur in the next 6 months and will remain in the balance until the date of arrival of the associated aircraft, date on which it will be part of the right-of-use asset and will begin to impact results on a monthly basis until the expiration of the respective lease
All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

See Note 24 (f) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,408,201	1,271,590
(b) Accrued liabilities	357,078	356,402
Total trade and other accounts payables	1,765,279	1,627,992

(a)     Trade and other accounts payable:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Trade creditors	1,176,985	904,964
Other accounts payable	231,216	366,626
Total	1,408,201	1,271,590

The details of Trade and other accounts payables are as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Boarding Fees	249,291	208,783
Maintenance	167,466	100,823
Airport charges and overflight	138,901	89,966
Handling and ground handling	133,114	130,482
Suppliers technical purchases	126,302	123,743
Leases, maintenance and IT services	100,842	83,751
Other personnel expenses	96,351	116,244
Aircraft Fuel	94,878	44,153
Professional services and advisory	63,756	134,191
Services on board	58,365	42,545
Marketing	51,035	37,928
Air companies	26,371	8,182
Crew	25,936	11,511
Agencies sales commissions	16,899	9,852
Aircraft Insurance	12,256	7,241
Others	46,438	122,195
Total trade and other accounts payables	1,408,201	1,271,590

(b)     Liabilities accrued:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Aircraft and engine maintenance	129,473	184,753
Accrued personnel expenses	97,733	81,857
Accounts payable to personnel (1)	114,769	81,508
Others accrued liabilities	15,103	8,284
Total accrued liabilities	357,078	356,402

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	7,003	8,733	614,882	617,692	621,885	626,425
Civil contingencies	7,702	5,490	142,305	119,483	150,007	124,973
Labor contingencies	367	350	155,501	175,212	155,868	175,562
Other	—	—	11,571	13,180	11,571	13,180
Provision for European
Commission investigation (2)	—	—	2,477	2,397	2,477	2,397

Total other provisions (3)	15,072	14,573	926,736	927,964	941,808	942,537

(1)Provisions for contingencies:

    The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.
    The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.
    Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.
The Company maintains other judicial processes, individually and cumulatively , do not have a significant impact on these financial statements

(2)    Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)    Total other provision as of December 31, 2023, and December 31, 2022, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting

Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2022	731,153	9,300	740,453
Increase in provisions	687,558	—	687,558
Provision used	(63,087)	—	(63,087)
Difference by subsidiaries conversion	28,655	—	28,655
Reversal of provision	(427,979)	(6,630)	(434,609)
Exchange difference	(16,160)	(273)	(16,433)
Closing balance as of December 31, 2022	940,140	2,397	942,537

Opening balance as of January 1, 2023	940,140	2,397	942,537
Increase in provisions	449,406	—	449,406
Provision used	(70,844)	—	(70,844)
Difference by subsidiaries conversion	(69,563)	—	(69,563)
Reversal of provision	(310,118)	—	(310,118)
Exchange difference	310	80	390
Closing balance as of December 31, 2023	939,331	2,477	941,808

(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenue (1)(2)	3,044,664	2,533,081	348,936	420,208	3,393,600	2,953,289
Sales tax	17,801	7,194	—	—	17,801	7,194
Retentions	48,649	40,810	—	—	48,649	40,810
Other taxes	6,892	12,045	—	—	6,892	12,045
Dividends payable	174,549	—	—	—	174,549	—
Other sundry liabilities	9,351	49,121	—	—	9,351	49,121
Total other non-financial liabilities	3,301,906	2,642,251	348,936	420,208	3,650,842	3,062,459

Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	2,785,193	9,772,469	(9,077,188)	(241,201)	(314,027)	4,585	23,458	2,953,289
From January 1 to December 31, 2023	2,953,289	14,238,959	(13,505,496)	17,680	(391,998)	84,988	(3,822)	3,393,600

(1)The balance includes mainly, deferred revenue for services not provided as of December 31, 2023 and December 31, 2022 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or points LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)As of December 31, 2023, Deferred Income includes Th US$40,500 related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Retirements payments	57,785	45,076
Resignation payments	11,537	6,365
Other obligations	53,296	42,047
Total liability for employee benefits	122,618	93,488

(a)    The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2022	56,233	53,254	(4,375)	(9,935)	(1,689)	93,488
From January 1 to December 31, 2023	93,488	58,436	(6,701)	(21,198)	(1,407)	122,618

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the year ended At December 31,
Assumptions	2023	2022

Discount rate	5.40%	5.37%
Expected rate of salary increase	3.00%	5.23%
Rate of turnover	5.02%	5.14%
Mortality rate	RV-2020	RV-2014
Inflation rate	2.99%	3.61%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 and RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(3,913)	(3,308)
Change in the accrued liability an closing for decrease of 100 b.p.	4,369	3,724
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	4,133	3,520
Change in the accrued liability an closing for decrease of 100 b.p.	(3,811)	(3,216)

(b)    The liability for short-term:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	114,769	81,508

(*)        Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)    CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also "CIP"), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)    Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired in LATAM as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two     categories below, or who were able to do so, chose not to participate in them.

ii)    Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)     GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is "vice presidents" or "directors"). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee's permanence in the Company ("RSUs" – Retention Shares Units); and (2) Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. ("PSUs" – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment ("MPP" – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs ("MPP Based RSUs").

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

During the year of 2023 until the month of December, the amount accrued related to this CIP was MUS$ 66.8, which is recorded in the "Administrative expenses" line of the Consolidated Statement of Income by Function. As of December 31, 2023, the amount of this plan recorded in the consolidated statement of financial position is MUS$ 118.9.

(d)    Employment expenses are detailed below:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Salaries and wages	1,268,343	1,024,304
Short-term employee benefits	181,565	121,882
Other personnel expenses	133,429	120,150
Total	1,583,337	1,266,336

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Aircraft and engine maintenance	348,578	249,710
Fleet (JOL)	40,000	40,000
Airport and Overflight Taxes	11,337	19,866
Provision for vacations and bonuses	18,518	16,539
Other sundry liabilities	154	169
Total accounts payable, non-current	418,587	326,284

NOTE 24 - EQUITY

(a)    Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2023, amounts to ThUS$ 5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$ 13,298,486 divided into 604,437,584,048 shares as of December 31, 2022), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of December 31, 2023, corresponds to 604,441,789,335 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company's Extraordinary Shareholders' Meeting held on July 5, 2022, it was agreed to increase the Company's capital by ThUS$ 10,293,270 through the issuance of 73,809,875,794 paid shares and 531,991,409,513 backup shares, all ordinary, of the same and single series, without par value, of which: (a) ThUS$ 9,493,270 represented by 531,991,409,513 new shares, to be used to respond to the conversion of the Convertible Notes, according to this term is defined below (the “Support Shares”); and (b) ThUS$800,000 represented by 73,809,875,794 new paid shares (the “New Paid Shares”), to be offered preferentially to shareholders. On September 13, 2022, the preferential placement of the convertible notes and, in turn, of the new paid shares began, ending on the following dates, as explained below:

1.On October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new paid shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (“CMF”) (the “ERO”); and (ii) 1,257,002,540 notes convertible into shares Serie G, 1,372,839,695 notes convertible into shares Serie H, and the 6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).

2.On October 13, 2022, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.

3.As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”;and them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).

4.For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company managed to exit the Chapter 11 on November 3, 2022. Consequently, on this same date the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from bankruptcy.

5.As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued MUS$800 in new paid shares and ThUS$9,493,270 through the issue of three classes of notes convertible into Company shares, backed by 531,991,409,513 shares totaling of 605,801,285,307 shares. As of December 31, 2023, of the aforementioned capital increase, 603,831,469,894 shares were subscribed and paid (603,831,176,355 shares as of December 31, 2022), equivalent to ThUS$10,169,622 as of December 31, 2023 (ThUS$10,152,221 as of December 31,

2022) and as of December 31, 2022 costs of issuance and placement of shares and convertible bonds were generated for ThUS$ 810,279, which are presented as part of the Other reserves and was reclassified to "paid-in capital" according to the Extraordinary Shareholders' Meeting held on April 20, 2023, as explained below

6.At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to:

6.i) A decrease in the Company's capital for an amount of ThUS$ 7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company's accumulated losses as of December 31, 2022 for the same amount;

6.ii) Others decrease of the Company's capital for an amount of ThUS$ 178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of "Treasury Shares" as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

6.iii) Deduction of the Company´s capital the account "Costs of issuing shares and new convertible notes, for an amount of ThUS$ 810,279.

On September 6, 2023, by public deed granted at the Notary of Santiago of Mr. Eduardo Diez Morello, under repertoire number 15,327-2023 entitled "Declaración de Colocación y Vencimiento Plazo de Colocación Bonos Convertibles "Series G", "Series H" and "Series I" and Reducción de Capital de Pleno Derecho", it was realized that on September 5, 2023 the maturity of the placement term (the "Placement Term") of Convertible Notes. Consequently, in accordance with the mentioned in number Four of Clause Six of the respective notes issuance contract (the "Issuance Agreement"), as of that date the amount placed against it remained unchanged, and consequently the Convertible Notes not placed on that date were null and void. For the sake of completeness, it was declared that upon maturity of the Placement Term, 123,605,720 Series G Convertible Notes and 37 Series I Convertible Notes (collectively, the "Unplaced Convertible Notes") remained unplaced, for an amount of US$ 123,605,720 and US$37, respectively (hereinafter, together, the "Unplaced Amount"). The conversion option of the Unplaced Convertible Notes was backed by 1,965,903,665 shares as equity.

Likewise, in the aforementioned deed it was realized that since all the Unplaced Convertible Bonds have been terminated, since they have been null and void, they cannot be converted into shares of the issuer, consequently reducing the Company's Capital Share by an amount equal to the Unplaced Amount.

Therefore, as of September 6, 2023, the amount of the Share Capital has been reduced by law in the amount of ThUS$ 123,606, equivalent to 1,965,903,665 shares. As a result of the foregoing, as of December 31, 2023, the total statutory share capital of the Company was reduced by law from the amount of ThUS$ 5,127,182, divided into 606,407,693,000 shares, of the same and unique series, without par value, to the amount of ThUS$ 5,003,576, divided into 604,441,789,335 shares, of which MUS$ 5,003,534, equivalent to 604,437,877,587 shares, are fully paid. To date, the balance of MUS$ 42, equivalent to 3,911,748 shares, are pending of subscription and payment and are intended exclusively to respond to the conversion of 42,398 Series H Convertible Notes.

(b)     Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of December 31, 2023				As of December 31, 2022
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665	606,407,693	606,407,693	—	—
New shares issued	—	—	—	—	73,809,875,794	73,809,875,794	—	—
Convertible Notes G	—	—	—	—	19,992,142,087	18,026,240,520	—	1,965,901,567
Convertible Notes H	—	293,539	(293,539)	—	126,661,409,136	126,657,203,849	4,205,287	—
Convertible Notes I	—	—	—	—	385,337,858,290	385,337,856,192	—	2,098
Reduction of full right (*)	(1,965,903,665)	—	—	(1,965,903,665)	—	—	—	—
Subtotal	(1,965,903,665)	293,539	(293,539)	(1,965,903,665)	605,801,285,307	603,831,176,355	4,205,287	1,965,903,665
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	—	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665

(*) See letter (a) above, in the same Note.

(c)     Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2022	3,146,265
New shares issued (ERO)	800,000
Conversion options of convertible notes exercised during the year - Convertible Notes G (1)	1,115,996
Conversion options of convertible notes exercised during the year - Convertible Notes H	1,372,798
Conversion options of convertible notes exercised during the year - Convertible Notes I (2)	6,863,427
Subtotal	10,152,221
Ending balance as of December 31, 2022	13,298,486
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G	17,401
Absorption of Accumulated Losses as of December 31, 2022 (3)	(7,501,896)
Absorption of treasury shares (3)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (3)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534

(1)It only includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.
(2)Part of the Convertible Notes were to extinguish through exchange credits that were recognized in Chapter 11.
(3)As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company's capital.

(d)    Treasury stock
At December 31, 2023, the Company held no treasury stock. The remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio. As explained in letter a) of this same Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, an absorption of the Company's capital was agreed for an amount of ThUS$ 178.

(e)     Other equity- Value of conversion right - Convertible Notes
(e.1)     Notes subscription
The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	As of December 31, 2022
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	1,115,996	1,372,837	6,863,427	9,352,260
Adjustment to fair value Convertible Notes at the date of issue	(923,616)	—	(2,686,854)	(3,610,470)
Issuance cost	—	(24,812)	(705,467)	(730,279)
Subtotal	(923,616)	(24,812)	(3,392,321)	(4,340,749)
Fair Value of Notes	192,380	1,348,025	3,471,106	5,011,511
Debt component at the date of issue	—	(102,031)	—	(102,031)
Equity component at the date of issue	192,380	1,245,994	3,471,106	4,909,480

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	—	—	17,401
Adjustment to fair value Convertible Notes at the date of issue	(14,401)	—	—	(14,401)
Subtotal	(14,401)	—	—	(14,401)
Fair Value of Notes	3,000	—	—	3,000
Equity component at the date of issue	3,000	—	—	3,000

(e.2)     Conversion of notes into shares

As of December 31, 2023 and December 31, 2022, the following notes have been converted into shares:

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

	As of December 31, 2022
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	88.782%	99.997%	100.000%
Conversion option of convertible notes exercised	1,115,996	1,270,767	6,863,427	9,250,190
Converted debt component	—	102,031	—	102,031
Total Converted Notes	1,115,996	1,372,798	6,863,427	9,352,221

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. To the date of issuance of these financial statements, the portion not converted into equity corresponds to ThUS$39.

(e.3)     The Convertible Notes
The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.
At the date of issue, the fair value of the liability component in the amount of ThUS$ 102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.
Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

(f)     Reserve of share- based payments
Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	37,235	—	37,235
From January 1 to December 31, 2023	37,235	—	37,235
These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)     Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Other sundry reserves	Others increases (Decreases) (5)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	2,448,098	—	—	(4,420,749)	—	(1,972,651)
From January 1 to December 31, 2023	(1,972,651)	16,648		(14,401)	800,388	(1,170,016)

Balance of Other sundry reserves comprise the following:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(216,656)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,610,470)
Cost of issuing shares and New Convertible Notes (5)	—	(810,279)
Others	(1,875)	(3,558)
Total	(1,170,016)	(1,972,651)

(1)    Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)     Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.
(3)     The balance as of December 31, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. Aires S.A. for ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. Aires S.A. for an amount of ThUS$ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$ (184,135) (see Note 1), (4) and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$ (3,383). The movements during 2023 was the following: (5) acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. Aires S.A. for an amount of ThUS$(23) and (6) amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. Aires S.A. for a total amount of ThUS$ 5.097.

(4)     The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for Th US$2,564,707 (ThUS$ 2,550,306 as of December 31, 2022), gain on the haircut for the financial liabilities for ThUS$ 420,436 and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$ 639,728 as of December 31, 2023 and December 31, 2022.

(5)     Corresponds to 20% of the sum of the commitment of new funds of the Backstop Parties under the Series I Convertible Bonds and the New Paid Shares, plus additional costs for extension of the Backstop agreement. At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to deduct from the paid-in capital of the Company the account "Costs of issuance and placement of shares and bonds convertible into shares", for the sum of ThUS$810,279.

(h)     Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognized in OCI	—	51,323	(23,845)	—	27,478
Add: Costs of hedging deferred and recognized in OCI	—	—	—	—	—
Reclassified from OCI to profit or loss	—	31,293	19,946	—	51,239
Reclassified from OCI to the value of the hedged asset	—	(8,143)	—	—	(8,143)
Deferred tax	—	(235)	—	—	(235)
Actuarial reserves by employee benefit plans	—	—	—	(9,933)	(9,933)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	566	566
Translation difference subsidiaries	(33,401)	694	(160)	—	(32,867)
Closing balance as of December 31, 2022	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)

Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	(32,858)	25,734	—	(7,124)
Reclassified from OCI to profit or loss	—	(26,568)	28,818	—	2,250
Reclassified from OCI to the value of the hedged asset	—	(11,112)	—	—	(11,112)
Deferred tax	—	3,604	—	—	3,604
Actuarial reserves by employee benefit plans	—		—	(21,192)	(21,192)
Deferred tax actuarial IAS by employee benefit plans	—		—	750	750
Translation difference subsidiaries	(25,051)	(8,286)	17	—	(33,320)
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)

(h.1)    Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2)     Cash flow hedging reserve
These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3)    Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i)     Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends	Others increase (decreases) (1)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	(8,841,106)	1,339,210	—	—	(7,501,896)
From January 1 to December 31, 2023	(7,501,896)	581,831	(174,549)	7,559,025	464,411

(1) The detail of Other increases (decreases) is as follows:

ThUS$
Absorption accumulated losses (*)	7,501,896
Out of Period Adjustment (**)	57,129
Total	7,559,025

(*) See letter a) under this same Note.

(**) Out of Period Adjustment

On April 30, 2020, LATAM's Shareholders approved the distribution of a dividend in the amount of ThUS$ 57,129 to be paid on May 28, 2020. On May 26, 2020, LATAM entered Chapter 11 proceedings which granted an automatic stay prohibiting the Company from making dividend payments. At that time it was not clear when this dividend would be paid. On November 3, 2022, upon emergence from Chapter 11 it was clear this dividend would not be paid, however, it was not derecognized from liabilities and transferred to retained earnings at that time. During the three months ended March 31, 2023, the Company corrected this matter and recorded an out of period adjustment to derecognized the dividend payable resulting in an increase of ThUS$ 57,129 to retained earnings and a decrease in Trade and other accounts payable in the same amount.

Management has evaluated the impact of this out-of-period adjustment and concluded that it is not material to the financial statements for the year ended December 31, 2023, or to any previously reported quarter, semester or annual financial statements.

(j)      Dividends per share

Description of dividend	Minimum mandatory dividend 2023	Minimum mandatory dividend 2022
Amount of the dividend (ThUS$)(*)	174,549	—
Number of shares among which the dividend is distributed	604,437,877,587	604,437,584,048
Dividend per share (US$)	0.0003	0.0000
(*) It Corresponds to mandatory minimum dividend provision charged to the net income for the year 2023, As of the date of issuance of these financial statements, the Board of Directors has not yet approved a proposal for payment.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Passengers	10,215,148	7,636,429
Cargo	1,425,393	1,726,092
Total	11,640,541	9,362,521

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Aircraft fuel	(3,947,220)	(3,882,505)
Other rentals and landing fees	(1,322,795)	(1,036,158)
Aircraft maintenance	(601,804)	(582,848)
Aircraft rental (*)	(91,876)	(202,845)
Commissions	(244,160)	(167,035)
Passenger services	(271,838)	(184,357)
Other operating expenses	(1,351,571)	(1,136,490)
Total	(7,831,264)	(7,192,238)

(*) Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Payments for leases of low-value assets	(16,632)	(17,959)
Total	(16,632)	(17,959)

(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Depreciation (*)	(1,151,015)	(1,125,154)
Amortization	(54,358)	(54,358)
Total	(1,205,373)	(1,179,512)

(*) Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the period ended December 31, 2023 is ThUS$ 565,384 (ThUS$ 463.306 for the same period in 2022).
(c)Financial costs

The detail of financial costs is as follows:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Bank loan interests	(400,052)	(714,310)
Financial leases	(58,011)	(45,384)
Lease liabilities	(224,824)	(152,132)
Other financial instruments	(15,344)	(30,577)
Total	(698,231)	(942,403)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)Gains (losses) from restructuring activities

Gains (losses) restructuring activities are detailed below:

For the year ended at December 31,
2022
ThUS$

Renegotiation of fleet contracts	(483,068)
Legal advice	(323,204)
Employee restructuring plan	(80,407)
Rejection of IT contracts	(2,586)
Gains resulting from the settlement of Chapter 11 claims (*)	2,550,306
Others	18,893
Total	1,679,934

The Company did not recorded gains/(losses) restructuring activities during 2023.

(e)Financial income
Financial income is detailed below:

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$
Financial claims (*)	—	491,326
Gains resulting from the settlement of Chapter 11 claims (**)	—	420,436
Finance lease rate change effect	—	49,824
Other miscellaneous income	125,356	90,709
Total	125,356	1,052,295
(*) See Note 34 (a.4.)
(**) See Note 24 (g)

(f)Other gains (losses)
Other gains (losses) are detailed below:

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$

Adjustment net realizable value fleet available for sale	(39,163)	(345,410)
Other	(51,880)	(1,667)
Total	(91,043)	(347,077)

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Tours	36,297	24,068
Aircraft leasing	—	18,164
Customs and warehousing	27,553	30,323
Maintenance	7,784	7,995
Income from non-airlines products LATAM Pass	15,148	23,954
Other miscellaneous income (*)	61,859	49,782
Total	148,641	154,286

(•)Included within this amount ThUS$30,408 as of December 31, 2022 related to the compensation of Delta Air Lines Inc. for the JBA signed during 2019.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,	As of December 31,
		2022	2021

Argentine peso	807.98	177.12	102.75
Brazilian real	4.85	5.29	5.57
Chilean peso	877.12	855.86	844.69
Colombian peso	3,872.49	4,845.35	4,002.52
Euro	0.90	0.93	0.88
Australian dollar	1.46	1.47	1.38
Boliviano	6.86	6.86	6.86
Mexican peso	16.91	19.50	20.53
New Zealand dollar	1.58	1.58	1.46
Peruvian Sol	3.70	3.81	3.98
Paraguayan Guarani	7,270.6	7,332.2	6,866.40
Uruguayan peso	38.81	39.71	44.43

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Cash and cash equivalents	386,216	265,371
Argentine peso	1,808	6,712
Brazilian real	7,108	3,355
Chilean peso	47,907	17,591
Colombian peso	8,968	8,415
Euro	25,329	19,361
U.S. dollar	237,251	168,139
Other currency	57,845	41,798

Other financial assets, current	14,659	331,617
Chilean peso	4,367	5,778
Euro	3,722	2,483
U.S. dollar	5,971	322,796
Other currency	599	560

Other non - financial assets, current	36,654	19,425
Brazilian real	719	2,303
Chilean peso	12,354	3,341
Euro	5,310	622
U.S. dollar	10,735	4,369
Other currency	7,536	8,790

Trade and other accounts receivable, current	279,586	143,631
Argentine peso	12,831	25,035
Brazilian real	620	10,669
Chilean peso	69,588	31,258
Colombian peso	1,453	176
Euro	90,699	12,506
U.S. dollar	68,893	25,549
Other currency	35,502	38,438

Accounts receivable from related entities, current	27	138
Chilean peso	27	31
U.S. dollar	—	107

Tax current assets	17,258	15,623
Chilean peso	2,202	1,569
Colombian peso	6,084	1,921
Peruvian sun	7,108	10,300
Other currency	1,864	1,833

Total current assets	734,400	775,805
Argentine peso	14,639	31,747
Brazilian real	8,447	16,327
Chilean peso	136,445	59,568
Colombian peso	16,505	10,512
Euro	125,060	34,972
U.S. Dollar	322,850	520,960
Other currency	110,454	101,719

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Non-current assets

Other financial assets, non-current	15,375	13,366
Brazilian real	3,807	3,495
Chilean peso	2,073	69
Colombian peso	841	1,344
Euro	4,252	4,308
U.S. dollar	2,071	2,050
Other currency	2,331	2,100

Other non - financial assets, non-current	9,856	11,909
Argentine peso	1	12
Brazilian real	9,789	8,082
U.S. dollar	15	3,815
Other currency	51	—

Accounts receivable, non-current	4,732	4,526
Chilean peso	4,732	4,526

Deferred tax assets	1,048	2,948
Colombian peso	859	2,567
U.S. dollar	144	20
Other currency	45	361

Total non-current assets	31,011	32,749
Argentine peso	1	12
Brazilian real	13,596	11,577
Chilean peso	6,805	4,595
Colombian peso	1,700	3,911
Euro	4,252	4,308
U.S. dollar	2,230	5,885
Other currency	2,427	2,461

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$

Current liabilities

Other financial liabilities, current	4,331	17,062	1,010	602
Chilean peso	1,364	10,697	702	602
U.S. dollar	2,510	5,558	—	—
Other currency	457	807	308	—

Trade and other accounts payables, current	616,032	720,688	9,583	20,995
Argentine peso	2,074	45,345	132	3,446
Brazilian real	13,401	48,511	922	651
Chilean peso	128,838	146,395	1,560	1,231
Colombian peso	197	2,330	—	31
Euro	54,744	29,502	7	11
U.S. dollar	350,635	328,540	1,797	2,883
Peruvian sol	42,347	7,426	4,994	10,886
Mexican peso	2,019	12,969	—	75
Pound sterling	17,379	37,788	11	19
Uruguayan peso	706	1,199	39	1,110
Other currency	3,692	60,683	121	652

Accounts payable to related entities, current	5,154	6	—	—
Chilean peso	—	6	—	—
U.S. dollar	5,154	—	—	—

Other provisions, current	16	29	12,429	11,655
Chilean peso	—	—	4	29
Other currency	16	29	12,425	11,626
Current liabilities

Other non-financial liabilities, current	15,634	16,315	6,099	9,071
Argentine peso	836	87	445	6,563
Chilean peso	4,338	1,568	4,026	178
Colombian peso	1,456	294	1,066	798
U.S. dollar	7,305	12,975	416	1,063
Other currency	1,699	1,391	146	469

Total current liabilities	641,167	754,100	29,121	42,323
Argentine peso	2,910	45,432	577	10,009
Brazilian real	13,401	48,511	922	651
Chilean peso	134,540	158,666	6,292	2,040
Colombian peso	1,653	2,624	1,066	829
Euro	54,744	29,502	7	11
U.S. dollar	365,604	347,073	2,213	3,946
Other currency	68,315	122,292	18,044	24,837

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Non-current liabilities
Other financial liabilities, non-current	32,867	32,036	2,871	774	165,511	170,437
Chilean peso	17,020	11,544	2,500	774	164,942	170,437
Brazilian real	552	16	—	—	—	—
Euro	412	1,409	371	—	569	—
U.S. dollar	14,110	18,354	—	—	—
Other currency	773	713	—	—	—	—

Accounts payable, non-current	72,783	58,449	—	—	—	—
Chilean peso	16,774	17,259	—	—	—
U.S. dollar	54,441	39,717	—	—	—	—
Other currency	1,568	1,473	—	—	—	—

Other provisions, non-current	49,427	43,301	—	—	—	—
Argentine peso	3,570	1,917	—	—	—	—
Brazilian real	42,244	37,982	—	—	—	—
Chilean peso	—	—	—	—	—	—
Colombian peso	395	202	—	—	—	—
Euro	3,053	2,944	—	—	—	—
U.S. dollar	165	256	—	—	—	—

Provisions for employees benefits, non-current	79,749	55,454	—	—	—	—
Chilean peso	76,247	55,454	—	—	—	—
U.S. dollar	3,502	—	—	—	—	—

Total non-current liabilities	234,826	189,240	2,871	774	165,511	170,437
Argentine peso	3,570	1,917	—	—	—	—
Brazilian real	42,796	37,998	—	—	—	—
Chilean peso	110,041	84,257	2,500	774	164,942	170,437
Colombian peso	395	202	—	—	—	—
Euro	3,465	4,353	371	—	569	—
U.S. dollar	72,218	58,327	—	—	—	—
Other currency	2,341	2,186	—	—	—	—

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

General summary of foreign currency:

Total assets	765,411	808,554
Argentine peso	14,640	31,759
Brazilian real	22,043	27,904
Chilean peso	143,250	64,163
Colombian peso	18,205	14,423
Euro	129,312	39,280
U.S. dollar	325,080	526,845
Other currency	112,881	104,180

Total liabilities	1,073,496	1,156,874
Argentine peso	7,057	57,358
Brazilian real	57,119	87,160
Chilean peso	418,315	416,174
Colombian peso	3,114	3,655
Euro	59,156	33,866
U.S. dollar	440,035	409,346
Other currency	88,700	149,315

Net position
Argentine peso	7,583	(25,599)
Brazilian real	(35,076)	(59,256)
Chilean peso	(275,065)	(352,011)
Colombian peso	15,091	10,768
Euro	70,156	5,414
U.S. dollar	(114,955)	117,499
Other currency	24,181	(45,135)

NOTE 29 – EARNINGS (LOSS) PER SHARE

	For the year ended at December 31,
	2023		2022

Basic earnings (loss) per share

Income (Loss) attributable to owners of the parent (ThUS$)	581,831		1,339,210
Weighted average number of shares, basic	604,437,869,545	(*)	96,614,464,231	(*)
Basic earnings (loss) per share (US$)	0.000963		0.013861

	For the year ended at December 31,
	2023		2022

Diluted earnings (loss) per share
Income (Loss) attributable to owners of the parent (ThUS$)	581,831		1,339,210	(***)
Weighted average number of shares, diluted	604,441,789,335	(**)	98,530,451,071	(**)
Diluted earnings (loss) per share (US$)	0.000963		0.013592
(*)    As of December 31, 2023, the weighted average number of shares considers 604,437,584,048 shares outstanding from January 1, 2023 to December 31, 2023. From January 10, 2023 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H (See movement of shares in Note 24).As of December 31, 2022, the weighted average number of shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022. From November 3, 2022 until December 31, 2022 the number of shares outstanding increases due to the equity rights offering and then increases daily as the holders of the convertible notes convert them into shares (See movement of shares in Note 24).

(**)    As of December 31, 2023, the number of weighted diluted shares considers 604,437,584,048 shares from January 1, 2023 to December 31, 2023. From January 10, 2023 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertibles Notes (See movement of shares in Note 24) and 3,911,748 shares outstanding from January 1, 2023 until December 31, 2023, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11 (See movement of shares in Note 24). As of December 31, 2022, the weighted average number of fully diluted shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022, and 605,801,285,307 shares outstanding from November 3, 2022 until December 31, 2022 which includes the equity rights offering and assumes the conversion of all Convertibles Notes that were issued upon emergence from Chapter 11 (See movement of shares in Note 24).

(***) Income (Loss) attributable to owners of equity instruments of the parent company is unchanged when calculating diluted EPS because only Convertible Note H accrued interest. However, this Note was converted into shares immediately after issuance and therefore did not accrue interest during the year.

NOTE 30 – CONTINGENCIES
I.    Lawsuits
1)Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.
On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.
-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. On October 9, 2020 the Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. Currently the proceeding remains open.	-0-

2)    Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.
On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.
On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$9,133 (€8.220.000 Euros)
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$9,133 (€8,220,000 Euros) to KUS$2,477 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court set the hearing date as April 10, 2024.
2,477

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Noruega) y Directie Juridische Zaken Afdeling Ceveil Recht (Países Bajos)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.
The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014, but there has been judicial activity in the Netherlands case. In the Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo.
					-0-
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	11,106

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3,929 – R$ 19,059,073.03- probable). We must await a decision on the Treasury appeal.	12,767
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (vinculado a este proceso los Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.
Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$84,078 (R$407,778,562.13). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016.  The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.
					84,078
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The company has received the results of the due diligence and presented a claim. We must wait for an administrative decision.	37,173

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An objection was filed administratively on September 17, 2014. The lower court rendered a partially favorable ruling on June 1, 2016 that reversed the previous separate fine. A voluntary remedy was filed on June 30, 2015 on which a judgment by the Board of Tax Appeals is pending. The case was sent to the Second Panel of the Fourth Room of the Third Judgment Section of the Board of Tax Appeals (abbreviated as CARF in Portuguese). The CARF judges partially sustained the company’s appeal to pay part of the debt (we did not appeal the other part). The Ministry of Finance of Brazil filed a special remedy. The CARF dismissed the Ministry’s remedy in September 2019, but it filed a complaint that was denied by the CARF. The final calculations by the Federal Internal Revenue Service are pending.	11,567

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group S.A.	22° Juzgado Civil de Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.
The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017.  LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit.  A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement.   The Court issued the evidentiary decree on May 12, 2017.  We filed a petition for reconsideration because we disagreed with certain points of evidence.  That petition was partially sustained by the Court on June 27, 2017.  The evidentiary stage commenced and then concluded on July 20, 2017.  Observations to the evidence must now be presented.  That period expires August 1, 2017.  We filed our observations to the evidence on August 1, 2017.  We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable.  The plaintiff filed an appeal on December 26, 2017.  Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM.  The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision.  The Appellate Court admitted both appeals on May 29, 2019. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension, which was granted on February 17, 2023. Arguments were presented to the Supreme Court on April 27, 2023. On August 4, 2023, the Supreme Court dismissed the remedies of vacation of judgment based on substance and form filed by Inversiones Ranco Tres S.A. The resolution rejecting the claim remains firm and enforceable. The assessment of personal and procedural costs in favor of LATAM was carried out by both the Court of Appeals and the Court of First Instance.
					-0-
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. The evidentiary stage has begun.	35,300

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	10,292
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. We are awaiting a response from the authority.	15,253
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	30,800
SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA. On January 30th, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. The SNEA awaits the publication of the decision to assess the viability of possible appeals.	101,721

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	124,507
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	22,475
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	16,669

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	21,737
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	13,987
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.
Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires.  After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.
					-0-
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	16,076

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,721
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,509
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	43,256
Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.
On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment.  An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out. As of this date, the Sala Especializada de lo Contencioso Tributario de la Corte Nacional de Justicia has decided by ruling not to accept the appeal, so the Company is analyzing whether to take additional actions or close the process.
					12,505
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,623

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,579
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,063
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,815
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,953
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	15,001
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,552
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,892
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	34,537
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	19,178

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,607
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,299
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.
On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed.  The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. The amount at the moment is undetermined.
					-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A.	25° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.
On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020.  It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively.  LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On December 28, 2022 the Civil Court ordered the filing of the file. The National Consumer and User Association (CONADECUS) filed appeals against these decisions with the Santiago Appellate Court that were joined under Case #14,213-2020. Arguments were made on March 8, 2023. In a decision on August 8, 2023, the Appellate Court dismissed the appeals by CONADECUS, costs included. On August 26, 2023, CONADECUS filed a petition based on technicalities and substance against the Appellate Court ruling in order to have it reversed by the Supreme Court. LATAM petitioned that such appeals be declared inadmissible in a brief filed September 13, 2023. On November 30, 2023, the Supreme Court declared CONADECUS’ petition inadmissible. On December 7, 2023, LATAM requested the Appellate Court to determine the costs of the procedure which must be borne by CONADECUS. CONADECUS currently has no petitions against the settlement reached between LATAM and AGRECU. The amount at the moment is undetermined.
					-0-
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	19,762
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	73,962

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038-25.2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The hearing is scheduled for April 15, 2024.	13,923
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The instruction hearing is pending in this case, scheduled for 12:02 p.m. on April 25, 2024	15,747
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The administrative defense has been presented and a decision is pending.	18,974
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury	21,553

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented but was dismissed. The company filed a voluntary remedy before CARF that was also dismissed. A decision on the special remedy is now pending.	10,542
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese)	An administrative defense was presented but was dismissed. The company filed a voluntary remedy before CARF. A decision on the special remedy is now pending.	10,322
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented. A decision is pending.	10,671
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented and a decision is pending.	11,447
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented and a decision is pending.	20,154

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018.	An administrative defense was presented and a decision is pending.	14,174
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.
Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. On January 10, 2024, the Public Hearing of the case was held, which was in state of agreement. For the time being, the amount is indeterminate.
					-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. Currently awaiting a final ruling from the Court. The preliminary measure cannot be implemented until such a decision is rendered. For the time being, the amount is indeterminate.	-0-
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. A decision on that appeal is pending at this time. On November 18, 2023, LATAM filed the statement of defense. For the time being, the amount is undetermined.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	11,518

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011
On August 11, 2012, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.

LATAM filed a brief with the TDLC on August 27, 2023, petitioning that the JAC petition for clarification be dismissed because it was an improper request to change Condition VIII.4. The TDLC dismissed the JAC’s petition for clarification on September 13, 2023. The JAC filed an appeal against the TDLC’s ruling dismissing its petition for clarification on September 23, 2023. LATAM petitioned that said appeal by the JAC be declared inadmissible on September 30, 2023. The TDLC declared it admissible (it admitted the appeal for processing) on October 2, 2023, and LATAM filed a remedy of reconsideration against that decision on October 7, 2023, accompanied by a legal opinion. The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. On November 3, 2023, LATAM became part of the de facto appeal and requested its rejection. On December 20, 2023, the TDLC sent a report to the Supreme Court. On January 6, 2024, the JAC presented a note in relation to the TDLC report. On January 9, 2024, LATAM presented a document in response to the JAC presentation in which it analyzed the TDLC report.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. On October 4, 2023, JetSmart filed two motions for reconsideration against the TDLC’s decision. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry.
-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportional)	The administrative defense has been presented and a decision is pending.	11,416
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61.2007.8.05.0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending	11,231

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group S.A Sucursal Perú	Tribunal Fiscal	12511-2022	Appeal for $34MM, presented on October 11, 2022, against the Intendencia resolution No. 4070140000100, which declared unfounded the claim filed by the Company on September, 20, 2022, against the Determination Resolutions for alleged omissions of the Income Tax corresponding to the period 2014 and associated fines for the violation typified in numeral 1 of article 178 of the Tax Code. The main objections relate to SUNAT's lack of knowledge of the application of article 8 of the CDI between Peru and Chile regarding: i) Income obtained from the exclusivity contract of the Latam Pass program with the Banco de Crédito del Perú, ii) Income from sale of miles to non-airline partners and associated cost (sale of miles from the Latam Pass program to legal companies).	The resolution is pending.	34,000
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Perú S.A.	Tribunal Fiscal	Expediente de Apelación N° 2545-2023	Appeal against the resolution of the Intendencia No. 4070140000253 that declared the claim against Determination Resolutions No. 0120030126112 to 0120030126123 and RM No. 0120020037412 to 0120020037423 partially founded. The objections contested through the values indicated above correspond to the taxable base of the IGV for the national interline (domestic national sale).	On September 16, 2022, an appeal was filed against the determination and fine resolutions issued by SUNAT; being that, through Resolution of the Intendencia No. 4070140000253, the claim filed by the company was partially founded and, in addition, (i) it rectified Annexes No. 01, 04, 05 and 06 of RD No. 0120030126112 to No. 0120030126123. , (ii) the Annex to RM N° 0120020037412 to N° 0120020037423, (iii) the balance in favor of the IGV for the tax periods of January and July 2016 contained in RD N° 0120030126112 and 0120030126118; and, (iv) rectified and continued the collection of the tax debt contained in RD No. 0120030126113 to 0120030126117 and 0120030126119 to 0120030126123 and RM No. 0120020037412 to 0120020037423. On January 11, 2023, an appeal was filed against the aforementioned resolution, which was admitted for processing and elevated to room 9 of the Tax Court. Currently the file is pending resolution.	45,162
LATAM Airlines Perú S.A.	Superintendencia Nacional de Administración Tributaria (SUNAT)	Expediente de Reclamación N° 4070340000412.	Claim against Determination Resolution No. 0120030130232, Fine Resolution No. 0120020038314, notified on 12.22.2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. Currently, the Gerencia de Fiscalización I and the Gerencia de Fiscalización Internacional y de Precios de Transferencia de la Intendencia de Principales Contribuyentes Nacionales of the SUNAT are pending to issue the inspection requirements necessary to correct the invalidity defects declared by the Intendencia Nacional de Impugnaciones.	185,987

In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2023, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021. In April and October 2022, and in April and November 2023 the external auditors presented preliminary reports agreed upon with the National Consumer Service (SERNAC). The implementation of a voluntary class procedure concluded on September 3, 2023.

3) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”). On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE.

4) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. The latest activity in the investigation of Case 2484-18 is an Official Ordinary Letter issued August 28, 2023 in which it requested additional information from LATAM. That letter was answered on September 27, 2023.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE.

6) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. LATAM Airlines Brasil is cooperating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

.
NOTE 31 - COMMITMENTS

(a)     Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On October 12, 2022, LATAM Airlines Group S.A., acting through its Florida branch, closed a new four year revolving credit facility (“Exit RCF”) of US$ 500 million with a consortium of five banks led by JP Morgan Chase Bank, N.A. As of December 31, 2023, this credit facility is undrawn and fully available. In addition, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) on October 12, 2022, as modified on November 3, 2022, a five-year term loan facility (“Term Loan B Facility”) of US$ 1,100 million (US$ 1,089 million outstanding as of December 31, 2023), (ii) on October 18, 2022, a 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of US$ 450 million and (iii) on October 18, 2022, a 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of MUS$ 700. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$ 750 million.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, amended and extended the 2016 revolving credit facility (“RCF”) with a consortium of thirteen financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount of US$ 600 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$ 400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2023, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, executed a five year credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of US$ 275 million. As of December 31, 2023, the outstanding amount under the Spare Engine Facility is US$ 266.8 million. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$ 400 million jointly).

As of December 31, 2023, the Company complies with the aforementioned minimum liquidity covenants.

b)     Other commitments

As of December 31, 2023, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	49	Letter of Credit	202,583	Jan 11, 2024
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	57,554	Apr 20, 2025
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Aug 1, 2026
UNIÃO FEDERAL ( FAZENDA NACIONAL)	TAM Linhas Aereas S.A.	1	Guarantee Insurance	33,045	Jul 30, 2024
UNIÃO FEDERAL - PGFN	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	21,538	Feb 22, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A.	4	Guarantee Insurance	21,131	Sep 28, 2024
UNIÃO FEDERAL - FAZENDA NACIONAL	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	17,838	Apr 14, 2025
UNIÃO FEDERAL	TAM Linhas Aereas S.A.	5	Guarantee Insurance	11,226	Feb 4, 2025
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	7	Guarantee Insurance	10,844	Apr 2, 2024
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	9,752	Mar 4, 2025
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	19	Letter of Credit	6,305	Feb 1, 2024
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	6,263	Dec 31, 2099
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2025
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,962	Dec 31, 2099
FUNDAÇÃO DE PROTEÇÃO E DEFESA DO CONSUMIDOR DE SÃO PAULO - PROCON	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,016	Mar 7, 2025
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Jul 20, 2024
COMISÓN EUROPEA	LATAM Airlines Group S.A.	1	Letter of Credit	2,598	Mar 29, 2024
UNIAO FEDERAL (FAZENDA NACIONAL)	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,457	Nov 16, 2025
17ª VARA CÍVEL DA COMARCA DA CAPITAL DE JOÃO PESSOA/PB	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,527	Jun 25, 2028
PROCON - FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR	TAM Linhas Aereas S.A.	2	Guarantee Insurance	4,178	Nov 17, 2025
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	1	Letter of Credit	2,300	Jan 27, 2024
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	6	Letter of Credit	2,462	Mar 13, 2024

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date

SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	2,245	May 7, 2025
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM-Airlines Ecuador S.A.	4	Letter of Credit	2,130	May 8, 2024
VARA DE EXECUÇÕES FISCAIS ESTADUAIS DA COMARCA DE SÃO PAULO/SP - EXECUÇÃO FISCAL N.º 1507367-03.2016.8.26.0014	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,025	Apr 24, 2025
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	18	Letter of Credit	1,551	Mar 29, 2024
14ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL / TRIBUNAL: 7ª TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - ANULATÓRIA N.º 0007263-25.2008.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,867	May 29, 2025
UNIÃO FEDERAL, REPRESENTADO PELA PROCURADORIA SECCIONAL DA FAZENDA NACIONAL EM CAMPINAS	ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	1,931	Nov 30, 2025
FIANÇA TAM LINHAS AÉREAS X JUIZ FEDERAL DE UMA DAS VARAS DA SEÇÃO JUDICIÁRIA DE BRASÍLIA/	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,810	Dec 31, 2099
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	32	Letter of Credit	1,628	Dec 31, 2023
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	964	Dec 31, 2099
UNIDAD ADMINISTRATIVA BOGOTÁ	LATAM Airlines Group S.A.	4	Letter of Credit	1,432	Apr 17, 2024
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,435	Dec 31, 2099
JFK INTERNATIONAL AIR TERMINAL LLC	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,300	Jan 25, 2024
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,239	Dec 31, 2099
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	2	Letter of Credit	2,370	Nov 15, 2024
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	5	Letter of Credit	1,074	Jan 2, 2024
FUNDAÇÃO DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,152	Dec 31, 2099
PARQUE DE MAETERIAL AERONAUTICO DO GALEAO - PAMA GL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,053	Jun 18, 2024
				497,285

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)     Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the year ended At December 31,
						2023	2022
						ThUS$	ThUS$

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	124	87
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Loans received (*)	US$	—	(231,714)
				Interest received (*)	US$	—	(21,329)
				Capital contribution	US$	—	170,962
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	—	36
96.989.370-3	Rio Dulce S.A. (**)	Related director	Chile	Tickets sales	CLP	—	2
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(59)	(63)
				Expense recovery	ARS	3	—
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided of passenger transport	BRL	—	4
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(22,107)	(23,110)
				Interlineal provided service	US$	31,020	37,855
				Services received of handling	US$	(252)	—
				Services provided of handling	US$	—	692
				Services received miles	US$	(4,657)	(4,974)
				Services provided miles	US$	1,683	894
				Services provided / received others	US$	1,424	(1,238)
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(144,239)	(111,706)
				Interlineal provided service	US$	127,145	102,580
				Services received miles	US$	(11,069)	(3,992)
				Services provided miles	US$	7,328	2,410
				Loans received (*)	US$	—	(233,026)
				Interest received (*)	US$	—	(10,374)
				Capital contribution	US$	—	163,979
				Services provided of handling	US$	(3,657)	(4,340)
				Engine sale	US$	—	19,405
				Joint venture	US$	(10,000)	—
				Real estates leases provided	US$	86	—
				Services provided / received others	US$	982	(311)
Foreign	QA Investments Ltd	Common shareholder	U.K.	Loans received (*)	US$	—	(240,440)
				Interest received (*)	US$	—	(26,153)
				Capital contribution	US$	—	163,979
Foreign	QA Investments 2 Ltd	Common shareholder	U.K.	Loans received (*)	US$	—	(7,414)
				Interest received (*)	US$	—	(15,780)
Foreign	Lozuy S.A.	Common shareholder	Uruguay	Loans received (*)	US$	—	(57,928)
				Interest received (*)	US$	—	(5,332)

(*) Operations corresponding to DIP loans tranche C.
The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.
Transactions between related parties have been carried out under market conditions and duly informed.
(**) Related companies until November 2022

(b)     Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended at December 31,
	2023	2022
	ThUS$	ThUS$

Remuneration	12,815	10,651
Board compensation	1,429	1,109
Non-monetary benefits	606	565
Short-term benefits	13,604	11,814
Termination benefits (*)	59	1,157
Total	28,513	25,296

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on April 20, 2023, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2024. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a)During the first year following their appointment, until November 15, 2023, provided that the Director serves continuously in their position, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b)For the second year following their appointment, covering the period from the end of the first anniversary since their designation until November 15, 2024, under the same condition mentioned previously and approved by the Ordinary Shareholders’ Meeting in the first quarter of 2024, each Director will be entitled to receive another additional amount equivalent to 9,226,234 URAs.

(c)Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as those on foreign exchanges recognized at the national level where LATAM’s American Depositary Shares may eventually be listed again, will be taken into account.

The amounts paid during the 2023 fiscal year for this concept, in accordance with the above, are:

Paid during the year
2023
ThUS$

URAs Directors	481
URAs Board Committee	53
Total	534

NOTE 33 - SHARE-BASED PAYMENTS

(a)      LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which existed until March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

(b) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the Company's employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the Company who are part of the GEM (CEO and employees whose job description is "vice presidents" or "directors"). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. "RSUs" (Retention Shares Units): That is, Units associated with the employee's permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a "VTE" – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the "Pro Rata Factor").

Notwithstanding the mentioned above, the CIP also contemplates a "Minimum Guaranteed Vesting" according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs
Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. "PSUs" (Performance Shares Units): That is, Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rights offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$ 0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the interim Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of December 31, 2023, is as follows:

	Opening balance as of 01.01.2023	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of 12.31.2023
RSU - Retention	—	3,107,603,293	—	—	(121,146,360)	2,986,456,933
PSU - Performance	—	4,251,780,158	—	—	(242,192,091)	4,009,588,067
MPPBASEDRSU - Protection	—	1,438,926,658	—	—	(192,047,245)	1,246,879,413
Total	—	8,798,310,109	—	—	(555,385,696)	8,242,924,413

NOTE 34 - STATEMENT OF CASH FLOWS

(a)The Company has carried out the following transactions with non-monetary impact:

a.1) Proceeds from the issuance of shares as of December 31, 2022:

Detail	ThUS$
Issuance of shares	800,000
Issuance costs	(80,000)
DIP Junior offset	(170,962)
Total cash flow	549,038

From the total capital increase for ThUS$ 800,000, ThUS$ 549,038 were cash Inflows presented in Financing Activities. ThUS$ 170,962 were offset against a portion of the Junior DIP maintained with the shareholder Inversiones Costa Verde Ltda. y CPA Additionally, there were ThUS$ 80,000 deducted related to equity issuance cost, that are presented within Other sundry reserves of equity.

a.2.)    Amount from the issuance of other equity instruments as of December 31, 2022 :

Detail	Convertible Notes H	Convertible Notes I	Total
	ThUS$	ThUS$	ThUS$
Fair Value (see note 24)	1,372,837	4,097,788	5,470,625
Use for settlement of claim	—	(828,581)	(828,581)
Issuance costs	(24,812)	(705,467)	(730,279)
DIP Junior offset	(327,957)	(381,018)	(708,975)
Cash inflow	1,020,068	2,182,722	3,202,790

The payment of DIP Junior offset is related to payment of the Junior Dip through the issues of the Convertible Notes subscribed for the shareholders Delta Air Lines, Inc and QA Investment Ltd. for ThUS$ 327,957 and of the other creditor for ThU$ 381.018.

a.3.)      As a result of the exit from Chapter 11, in relation to trade accounts payable and other accounts payable, the conversion into shares for Notes G and I was carried out, for a total of ThUS$3,610,470 and a decrease in said item with effect in result which is included in Earning (Loss) from restructuring activities for ThUS$2,550,306 (see note 26d) and with effect in results in financial income for ThUS$420,436 (see note 26e).

a.4.)      As a result of the exit from Chapter 11, the Other financial liabilities item decreased its balance by ThUS$2,673,256, which is detailed in letter, d). The break down of this decrease corresponds mainly to ThUS$491,326 (see note 26e), ThUS$354,249 (decrease with effect in Property, plant and equipment, mainly related to the effect of rate change), ThUS$381,018 related to the compensation of the debt with the effect of increasing Capital, ThUS$1,443,066 associated with the conversion of debt into shares and other minor effects of ThUS$3,596.

a.5.)      The Company has also carried out non-monetary transactions related to Right of use assets, Lease liabilities and Financial leases.

(b)Other inflows (outflows) of cash:

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$

Restricted Advances	20,572	(26,918)
Bank commissions, taxes paid and other	(2,173)	(5,441)
Taxes on financial transactions	(6,803)	(2,134)
Guarantees	4,406	(47,384)
Payment for hedging instruments	30,413	35,857
Court deposits	(16,349)	(20,661)
Derivative margin guarantees	(2,559)	(40,207)
Payment for derivatives premiums	(47,853)	(23,372)
Total Other inflows (outflows) Operation activities	(20,346)	(130,260)

Guarantee deposit received from the sale of aircraft	48,258	6,300
Insurance recovery	11,000	—
Total Other inflows (outflows) Investment activities	59,258	6,300

Interest rate derivatives	15,934	—
Funds delivered as restricted advances	—	(313,090)
Payments of claims associated with the debt	—	(21,924)
Debt Issuance Cost - Stamp Tax	—	(33,259)
Taxes on financial transactions	(4,529)	—
Debt-related legal advice	—	(87,993)
RCF guarantee placement	—	(7,500)
Total Other inflows (outflows) Financing activities	11,405	(463,766)

(c) Dividends:

As of December 31, 2023 and 2022, there were no disbursements associated with this concept.

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2022	Obtainment	Payment		Interest accrued and others	Reclassifications (***)	As of December 31, 2023
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank loans	1,385,995	—	(81,952)	(153,791)	189,272	(310,090)	1,029,434
Guaranteed obligations	325,061	—	(19,726)	(20,309)	20,686	(1,790)	303,922
Other guaranteed obligations	474,304	—	(56,519)	(42,283)	43,037	11,811	430,350
Obligation with the public	1,289,799	—	—	(155,655)	168,694	—	1,302,838
Financial leases	1,088,239	—	(183,374)	(48,272)	58,076	(13,123)	901,546
Other loans	2,028	—	(434)	—	(70)	(1,420)	104
Lease liability	2,216,454	—	(225,358)	(173,924)	1,150,822	—	2,967,994
Total Obligations with financial institutions	6,781,880	—	(567,363)	(594,234)	1,630,517	(314,612)	6,936,188

		Cash flows				Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2021	Obtainment	Payment			Extinguishment of debt under Chapter 11	Interest accrued and others	Reclassifications	As of December 31, 2022
		Capital (*)	Capital (**)	Interests	Legal advices related to debt
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	159,161	—	—	—	—	(161,975)	2,814	—	—
Bank loans	521,838	982,425	(36,466)	(10,420)	—	(196,619)	128,077	(2,840)	1,385,995
Guaranteed obligations	510,535	—	(18,136)	(13,253)	(25)	—	13,882	(167,942)	325,061
Other guaranteed obligations	2,725,422	3,658,690	(5,408,540)	(391,639)	(91,247)	(381,018)	339,475	23,161	474,304
Obligation with the public	2,253,198	1,109,750	(1,501,739)	(17,499)	—	(843,950)	148,703	141,336	1,289,799
Financial leases	1,189,182	—	(270,734)	(34,201)	—	(37,630)	37,211	204,411	1,088,239
Other loans	76,508	1,467,035	(1,523,798)	(5,628)	3,281	(56,176)	40,806	—	2,028
Lease liability	2,960,638	—	(131,917)	(49,076)	(2)	(995,888)	492,592	(59,893)	2,216,454
Total Obligations with financial institutions	10,396,482	7,217,900	(8,891,330)	(521,716)	(87,993)	(2,673,256)	1,203,560	138,233	6,781,880

(*) During the year 2023 , the Company did not obtain financing. During the year 2022, the Company obtained ThUS$ 2,361,875 amounts from long-term loans and ThUS$ 4,856,025 amounts from short-term loans, totaling ThUS$ 7,217,900.

(**) As of December 31, 2023, loan repayments ThUS$ 342,005 and payments of lease liabilities ThUS$ 225,358, disclosed in flows from financing activities and as of December 31, 2022, loan repayments ThUS$ 8,759,413 and liability payments for leases ThUS$ 131,917 disclosed in flows from financing activities.

(***) As a result of the exit from Chapter 11, Bank Loans decreased mainly by ThUS$ 297,161, related to the cancellation of the claim of TAM Linhas Aéreas S.A., which was pending resolution upon exit from the Chapter 11 process and which was compensated during 2023 with a fund delivered to an agent as restricted advances made in November 2022.

Below are the details obtained (payments) of flows related to financing:

	For the years ended December 31
	2023			2022
	Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Aircraft financing	—	(251,388)	(76,497)	—	(331,292)	(52,088)
Lease liability	—	(225,358)	(173,924)	—	(131,917)	(49,076)
Non-aircraft financing	—	(90,617)	(343,813)	7,217,900	(8,428,121)	(420,553)
Total obligations with Financial institutions	—	(567,363)	(594,234)	7,217,900	(8,891,330)	(521,717)

(e)Advances of aircraft

Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$
Increases (payments)	(142,782)	(23,118)
Recoveries	215,362	3,037
Total cash flows	72,580	(20,081)

(f)Additions of property, plant and equipment and Intangibles

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$

Net cash flows from
Purchases of property, plant and equipment	795,787	780,538
Additions associated with maintenance	337,126	486,231
Other additions	458,661	294,307
Purchases of intangible assets	68,052	50,116
Other additions	68,052	50,116

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$

Net cash flows from (used in) operating activities	(47,569)	(36,701)
Net cash flows from (used in) investment activities	3,661	(146)
Net cash flows from (used in) financing activities	—	7,703
Effects of variation in the exchange rate on cash and cash equivalents	43,908	29,144
Net increase (decrease) in cash and cash equivalents	—	—

(h) Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$294,549 (ThUS$149,142 as of December 31, 2022).

(i)     Payments of loans to related entities as December 31, 2022:

ThUS$
Delta Air Lines, Inc.	(78,947)
Qatar Airways	(78,947)
Costa Verde Aeronautica S.A.	(257,533)
Lozuy S.A.	(107,122)
QA Investments Ltd	(242,967)
QA Investments 2 Ltd	(242,967)
Payments of loans to related entities	(1,008,483)

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is compromised with sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental matters at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impacts on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental matters in conjunction with the various areas of the company include ensuring that environmental legal compliance would be maintained in all the countries, implementing and maintaining corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its wastes, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental social and economic benefits for the company and the countries where it operates.

LATAM's sustainability strategy that was launched in 2021 is based on 4 pillars: Environmental Management System, Climate Change Management, Circular Economy and Shared Value. With these pillars, the company seeks to generate social, environmental and economic value for society and the company, anticipating the risks inherent in the sustainability challenges which is viewed by the current and future scenarios.

The aspects addressed in each pillar within the strategy are presented below:

Environmental Management System

The company is working to standardize its environmental management system at a cross-cutting level and under this structure, certified its operation in accordance with stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve the environmental management of airlines, due to not only being based on the ISO 14001 standard, also involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM aspires to offset and reduce the equivalent of 50% of domestic emissions by 2030 and seeks to be carbon-neutral by 2050, in accordance with this it has focused its strategy in:

1.Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives within the company that has an impact on fuel consumption.

2.Sustainable Alternative Fuels (SAF): Due to the importance of Sustainable Aviation Fuel (SAF) to reduce the emissions in the long term, LATAM is developing a work plan focused on Brazil and Colombia; which has recognized and long-standing experience in biofuels; and Chile, a country with a high developmental potential in green hydrogen.

3.Offsetting: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its offsetting needs but also to contribute to the conservation of strategic ecosystems in the region. During the first half of 2023, LATAM launched its offsetting program for passengers “1+1 Offset to Conserve”, where passengers are invited to contribute to the conservation of iconic ecosystems through offsetting their flight’s footprint and for every ton compensated by its clients, LATAM duplicates the impact by compensating the same amount.

Circular Economy

LATAM seeks to remove single-use plastics as part of its ambition of striving to be a zero-waste group to landfill by 2027. To achieve these goals, it has reviewed the materials used in its process and its waste management to promote the circular economy within its processes, acting from materials. During 2023 LATAM was recognized by IATA, as the winner of the 'Air Cargo Innovation Award' for its projects to reduce plastic in domestic and international cargo operations in Chile & Brazil.

Shared Value

In shared value, the Solidarity Plane program stands out, it was established in 2011 and through which LATAM provides its network, connections, and capacity for passenger and freight transit to South American society at no cost in three areas of action: supports health needs, conservation of natural resources, and assistance in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2023, the company worked on the following initiatives:

•Implementation of the environmental management system in accordance with the IATA Environmental Assessment Program IenvA, stage 2.

•Supporting conservation projects and offsetting

•Measurement and management of the corporate carbon footprint.

•Offsetting of 50% of domestic air emissions in Colombia.

•Verification of the company's emissions in accordance with EU-ETS, UK-ETS and CORSIA schemes.

•Structuring of a waste management system to advance in the fulfillment of its circular economy goals.

•Implementing processes for the elimination of single-use plastic in the operation and waste reduction to landfill

•Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes. In 2023, according to the S&P Corporate Sustainability Assessment (CSA), LATAM was recognized as the most sustainable airline in the region, according to this assessment.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On February 7, 2024, the Brazilian Federal Revenue Service Brazilian issued a tax assessment against TAM Linhas Aéreas on the amount of ThUS$ 52,281 (ThR$ 253,565) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during the period of 2019/2020. The Company will be filing an administrative response disputing the total amount of the tax assessment.

After December 31, 2023 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2023, have been approved in the Extraordinary Session of the Board of Directors on February 22, 2024.